UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 14, 2023

Commission File No. 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) for each of the three- and nine-month periods ended September 30, 2023 and 2022. All of these financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Logistics’ 2022 annual report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2023 (the “2022 Form 20-F”) and the unaudited condensed consolidated financial statements and the accompanying notes included in this Form 6-K.

This report contains forward-looking statements within the meaning of the Private Securities Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position, and future dividends or distributions, should be considered forward-looking. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding demand and/or charter and contract rates for our vessels and port facilities. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Logistics at the time this filing was made. Although Navios Logistics believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Logistics. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risks relating to: global and regional economic and political conditions; changes in production or demand for the transportation or storage of grain and mineral commodities and petroleum products; the development of Navios Logistics’ planned Port Murtinho Terminal and Nueva Palmira Free Zone port terminal facilities; the ability and willingness of charterers to fulfill their obligations; prevailing charter rates; drydocking and repairs; changing vessel crews and availability of financing; potential disruption of shipping routes due to accidents, wars, diseases, pandemics, political events, piracy or acts by terrorists, including the impact of global pandemics; the aging of our fleets and resultant increases in operating costs; loss of any customer or charter or vessel; the financial condition of our customers; changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors; increases in costs and expenses related to the operation of vessels (including but not limited to costs associated with crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance, and general and administrative expenses); the expected cost of, and the ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by charterers; competitive factors in the markets in which Navios Logistics operates; risks associated with operations outside the United States; and other factors listed from time to time in the filings Navios Logistics makes with the SEC, including its Forms 20-F and Forms 6-K, including the section entitled “Item 3. Key Information—D. Risk Factors” in the 2022 Form 20-F. Navios Logistics expressly disclaims any obligation or undertaking to release publicly any update or revision to any forward-looking statements contained herein to reflect any change in our expectations with respect to any such statement, or any change in events, conditions or circumstances on which any such statement is based.

Recent Developments

In October 2023, Navios Logistics agreed to charter-in the Navios Vega, a 2009-built Ultra-Handymax vessel, following her modification to a ship-to-ship transhipper vessel, from Navios Maritime Partners L.P. for a period of five years at a rate of $25.8 thousand net per day. This transaction was negotiated by, and unanimously approved by, the conflicts committee of Navios Logistics. Navios Vega is expected to be delivered in January 2024.

In October 2023, Navios Logistics entered into a five-year finance leasing contract for the construction of six barges to be delivered no later than the end of the second quarter of 2024 (the “Six Finance Lease Barges”). The contract for the Six Finance Lease Barges has terms similar to the terms of the five-year finance leasing contract entered into in September for the construction of twelve barges to be delivered no later than the end of the first quarter of 2024 (the “Twelve Finance Lease Barges”), which contract is more particularly described in “Legal Proceedings and Commitments and Contingencies” elsewhere in this report.

Overview

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. We believe we are one of the largest infrastructure and logistics companies in the Hidrovia river system, the main navigable river system in the region, and on the cabotage trades along the southeastern coast of South America. We have three reportable segments: the Port Terminal Business, the Cabotage Business and the Barge Business. The Port Terminal Business includes dry port terminal operations and liquid port terminal operations. A general description of each segment follows.

Port Terminal Business

We own three port storage and transfer facilities: a grain port terminal (the “Grain Port Terminal”), which supports agricultural and forest-related exports; an iron ore port terminal (the “Iron Ore Port Terminal”), which supports mineral-related exports; and a liquid port terminal (the “Liquid Port Terminal”), which provides tank storage for refined petroleum products. The Grain Port Terminal and the Iron Port Terminal are located in Nueva Palmira, Uruguay, and the Liquid Port Terminal is located in San Antonio, Paraguay. Since October 2022, we have been providing bunkering services using floating storage capacity in the port of Nueva Palmira. Our port facilities in Nueva Palmira have a total static grain-storage capacity of 460,000 metric tons, and a mineral-ore-stockpile capacity of 1,246,000 tons following the completion of a new stockpile area in the second quarter of 2023. The Liquid Port Terminal has a total static storage capacity of 65,660 cubic meters. The Grain Port Terminal, together with the Iron Ore Terminal, may be collectively referred to in this report as our “Dry Port Terminals.”

The Cabotage Business

We own and operate ocean-going vessels to support the transportation needs of our customers in the South American coastal-trade business. Our fleet consists of five ocean-going product tanker vessels and a river and estuary tanker vessel. We contract our vessels operating in the Cabotage Business either on a time-charter basis or on a contract of affreightment (“CoA”) basis.

The Barge Business

We service the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through our fleet of 300 vessels, including 270 barges and 30 pushboats. We operate different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America. We contract our vessels operating in the Barge Business either on a time-charter basis or on a CoA basis. We provide transportation for dry cargo (cereals, cotton pellets, soy bean, wheat, limestone (clinker), mineral iron and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas (“LPG”)).

Fleet

Our current core fleet consists of a total of 306 owned vessels, barges and pushboats.

The following is the current core fleet as of December 14, 2023:

Navios Logistics Fleet Summary (owned)

Pushboats/ Barges Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat fleet	30	107,920 BHP	Various Sizes and Horsepower
Dry Barges	211	403,050 DWT	Dry Cargo
Tank Barges	56	173,229 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG

Total	300

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
Elena H	2018	4,999	Double-hulled Product Tanker

Total		77,249

Chartering Arrangements

We continually monitor developments in the shipping industry and make operational decisions based on an individual vessel and a segment basis, and on our view of overall market conditions, in order to implement our overall business strategy. In the Barge Business, we typically operate under a mix of time charters and CoAs (some of which have minimum guaranteed volumes), and spot contracts. In the Cabotage Business, we typically operate under time charters with terms in excess of one year. Some of our charters provide for fixed pricing, minimum-volume requirements, and adjustment formulas for labor cost and fuel price.

Factors Affecting Navios Logistics’ Results of Operations

For further discussion on factors affecting our results of operations, see “Item 3. Key Information — D. Risk Factors” included in the 2022 Form 20-F. For information regarding governmental, economic, fiscal, monetary or political policies that could materially affect our operations, see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Countries in which we Operate” in the 2022 Form 20-F.

Contract Rates

Historically, the shipping and logistics industry has been highly volatile. In order to maximize the utilization of our fleet and storage capacity, we must be able to renew the contracts that employ our fleet and ports upon the expiration or termination of current contracts. This ability depends mainly upon economic conditions in the economic sectors in which the vessels, barges and pushboats operate, upon changes in the supply and demand for vessels, barges and pushboats, and upon changes in the supply and demand for the transshipment and storage of commodities.

Weather Conditions

In our Barge Business, we transport cargo along the Hidrovia waterway, comprising the Paraguay and Parana Rivers from Puerto Caceres (Brazil) to Nueva Palmira, Uruguay. Thus, weather-related changes adversely affecting the region, such as low water levels, could reduce or limit our ability to transport cargo effectively along the Hidrovia waterway. Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products Navios Logistics transports, stores, and transships, which could result in a reduction in demand for our port and transportation services.

Foreign Currency Transactions

Our operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and the Uruguayan peso, Argentine peso, Brazilian real and Paraguayan guarani. We use the U.S. dollar as our functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of our foreign operations are translated using the exchange rate at the balance sheet date, except for property, and equipment and equity, which are translated at historical rates.

Our subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact their operations in either U.S. dollars or Uruguayan pesos, Argentine pesos, Brazilian reais and Paraguayan guaranies, respectively; however, the subsidiaries’ primary cash flows are recorded in U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the unaudited condensed consolidated statement of profit.

Inflation and Fuel Price Increases

The impact of inflation on prices in the South American countries in which we operate and the effects of the current war in Ukraine and the Gaza strip may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for our Barge and Cabotage Businesses, we negotiated, and will continue to negotiate, fuel price adjustment clauses; however, in some cases, prices that we pay for fuel are temporarily not aligned with the adjustments that we obtain under our freight contracts.

Seasonality

Certain of our businesses have seasonal aspects, and seasonality affects the results of our operations and revenues, particularly in the first and last quarters of each year. The high season for the Dry Port Terminals’ Uruguayan operations occurs from April to September and is linked to the South American harvest and the arrival of barges down the river. The high season for the Barge Business is between February and July as a result of the South American harvest and higher river levels. During the South American late spring and summer, mainly from November to January, the low water level in the northern Hidrovia waterway could adversely affect operations of the Barge Business and the volumes it transports. To the extent water levels are insufficient to accommodate the draft of a heavily laden vessel, a vessel may be only partially loaded, generating lower revenue under agreements where revenue is based on volume of cargo loaded. If water levels on a waterway are too low, vessels may be entirely prevented from loading and navigating. In addition, low water levels create difficult navigation conditions, causing voyages to last longer, resulting in increased voyage expenses. Such circumstances reduce the overall effective available carrying capacity of the vessel for the year. Our Liquid Port Terminal and our Cabotage Business are not significantly affected by seasonality as their operations are primarily linked to refined petroleum products, and thus not significantly affected by water levels.

Statement of Operations Breakdown by Segments

We report our operations based on three reportable business segments: the Port Terminal Business, the Cabotage Business and the Barge Business. The Port Terminal Business segment includes the operating results of our Dry Port Terminals and the Liquid Port Terminal operations. Our Dry Port Terminals comprise our Grain Port Terminal and our Iron Ore Port Terminal, each of which is located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers. Our Liquid Port Terminal is an up-river port terminal with tank storage for refined petroleum products, and oil and gas, and is located in San Antonio, Paraguay, approximately 17 miles by river from the country’s capital, Asuncion. Since October 2022, we have been providing bunkering services using floating storage capacity in the port of Nueva Palmira.

Period over Period Comparisons

The following table presents consolidated revenue and expense information for the three- and nine-month periods ended September 30, 2023 and 2022. This information was derived from Navios Logistics’ unaudited condensed consolidated financial statements for the respective periods.

Following the Company’s change in accounting policy on foreign exchange differences, the foreign exchange gains and losses are presented in the same line item as the underlying transaction for each period presented. See “—Critical Accounting Policies.”

(Expressed in thousands of U.S. dollars-except other operating data)	Three-month period ended September 30, 2023 (unaudited)	Three-month period ended September 30, 2022 (unaudited)	Nine-month period ended September 30, 2023 (unaudited)	Nine-month period ended September 30, 2022 (unaudited)
Revenue	$78,884	$74,134	$225,517	$201,886
Cost of sales	(55,083)	(52,466)	(151,425)	(136,717)

Gross profit	$23,801	$21,668	$74,092	$65,169
Administrative expenses	(4,395)	(4,120)	(14,458)	(11,946)
Other operating income	539	521	986	1,123
Other operating expenses	(1,916)	(1,413)	(4,328)	(3,758)
Allowance for expected credit losses on financial assets	—	(12)	(392)	(240)

Operating profit	$18,029	$16,644	$55,900	$50,348
Finance income	325	107	1,139	163
Finance costs	(15,551)	(15,525)	(47,536)	(46,778)
Other financial results	1,752	—	1,752	3,798

Profit before tax	$4,555	$1,226	$11,255	$7,531
Income tax benefit/(expense)	18	382	(651)	69

Profit for the period	$4,573	$1,608	$10,604	$7,600

Other Operating Data
Grain Port Terminal—tons of cargo moved	701,045	1,315,732	1,850,172	3,378,625
Iron Ore Port Terminal—tons of cargo moved	848,553	448,865	2,891,913	756,550
Liquid Port Terminal—cubic meters of stored liquid cargo	200,855	204,924	580,300	571,898
Liquid Port Terminal —cubic meters of sales of products	8,713	100	20,555	2,395
Barge Business—cubic meters of liquid cargo	167,562	137,285	572,270	519,945
Barge Business—dry cargo tons	533,351	288,996	1,388,466	903,533
Cabotage Business —cubic meters of liquid cargo	385,493	594,381	1,304,288	1,565,354

Cabotage Business—available days	556	736	1,794	2,147
Cabotage Business—operating days	489	622	1,511	1,698
Revenues per Segment
Port Terminal Business	$32,946	$33,048	$100,287	$91,859
Grain Port Terminal	$6,853	$13,255	$24,102	$37,180
Iron Ore Port Terminal	$16,965	$18,117	$54,230	$48,034
Liquid Port Terminal	$2,018	$1,561	$5,081	$4,636
Sales of products—Liquid Port Terminal	$7,110	$115	$16,874	$2,009
Barge Business	$32,291	$25,080	$87,366	$69,908
Cabotage Business	$13,647	$16,006	$37,864	$40,119

For the three-month period ended September 30, 2023 compared to the three-month period ended September 30, 2022

Revenue

The following table presents our revenues for the three-month periods ended September 30, 2023 and 2022:

	Three-month period ended September 30, 2023				Three-month period ended September 30, 2022
	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Time chartering revenue	$—	$13,902	$9,694	$23,596	$—	$16,279	$1,391	$17,670
CoA/Voyage revenue	—	—	22,695	22,695	—	51	23,669	23,720
Port terminal revenue	25,836	—	—	25,836	32,933	—	—	32,933
Turnover tax	—	(255)	(98)	(353)	—	(324)	20	(304)

Time charter, voyage and port terminal revenues	$25,836	$13,647	$32,291	$71,774	$32,933	$16,006	$25,080	$74,019

Sale of Products-Liquid Port Terminal	$7,110	—	—	$7,110	$115	—	—	$115

Total Revenue	$32,946	$13,647	$32,291	$78,884	$33,048	$16,006	$25,080	$74,134

Time Charter, Voyage and Port Terminal Revenues: For the three-month period ended September 30, 2023, Navios Logistics’ time charter, voyage and port terminal revenues decreased by $2.2 million, or 3.0%, to $71.8 million, as compared to $74.0 million for the same period in 2022. Revenue from the Barge Business increased by $7.2 million, or 28.8%, to $32.3 million for the three-month period ended September 30, 2023, as compared to $25.1 million for the same period during 2022. The increase was mainly attributable to time charter-out contracts that were in place for iron ore transportation during the three months ended September 30, 2023. Revenue from the Port Terminal Business decreased by $7.1 million, or 21.5%, to $25.8 million for the three-month period ended September 30, 2023, as compared to $32.9 million for the same period during 2022. The decrease was mainly attributable to a decrease in revenue from the Grain Port Terminal due to lower grain throughput resulting from a decline in Uruguayan exports. Revenue from the Cabotage Business decreased by $2.4 million, or 14.7%, to $13.6 million for the three-month period ended September 30, 2023, as compared to $16.0 million for the same period during 2022, mainly due to the sale of the He Man H completed in August 2023, which resulted in a decrease in operating days compared to the same period during 2022.

Sales of Products—Liquid Port Terminal: For the three-month period ended September 30, 2023, Navios Logistics’ sales of products increased by $7.0 million to $7.1 million, as compared to $0.1 million for the same period during 2022. This increase was attributable to the sale of fuel products in connection with the provision of bunkering services in the port of Nueva Palmira, which commenced in October 2022.

Cost of Sales

The following table presents our cost of sales for the three-month periods ended September 30, 2023 and 2022:

	Three-month period ended September 30, 2023				Three-month period ended September 30, 2022
	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Time charter, voyage and port terminal expenses	$7,768	$501	$8,238	$16,507	$6,040	$487	$13,477	$20,004
Direct vessel expenses	—	10,000	12,203	22,203	—	11,970	7,965	19,935
Cost of products sold-Liquid Port Terminal	6,828	—	—	6,828	155	—	—	155
Depreciation and amortization	2,270	1,665	5,610	9,545	2,230	1,454	5,493	9,177
Impairment loss	—	—	—	—	—	778	2,417	3,195

Total cost of sales	$16,866	$12,166	$26,051	$55,083	$8,425	$14,689	$29,352	$52,466

Time Charter, Voyage and Port Terminal Expenses: For the three-month period ended September 30, 2023, time charter, voyage and port terminal expenses decreased overall by $3.5 million, or 17.5%, to $16.5 million for the three-month period ended September 30, 2023, as compared to $20.0 million for the same period during 2022. Time charter and voyage expenses of the Barge Business decreased by $5.2 million, or 38.9%, to $8.2 million for the three-month period ended September 30, 2023, as compared to $13.5 million for the same period during 2022, mainly due to decreased bunker consumption resulting from time charter-out contracts in place for iron ore transportation during the current period. The overall decrease was partially offset by a $1.7 million, or 28.6%, increase in port terminal expenses in the Port Terminal Business to $7.8 million for the three-month period ended September 30, 2023, as compared to $6.0 million for the same period during 2022, mainly due to higher volumes transshipped in the Iron Ore Port Terminal. Time charter and voyage expenses of the Cabotage Business remained stable at $0.5 million for each of the three-month periods ended September 30, 2023 and 2022.

Direct Vessel Expenses: Direct vessel expenses increased overall by $2.3 million, or 11.4%, to $22.2 million for the three-month period ended September 30, 2023, as compared to $19.9 million for the same period during 2022. Direct vessel expenses of the Barge Business increased by $4.2 million, or 53.2%, to $12.2 million for the three-month period ended September 30, 2023, as compared to $8.0 million for the same period during 2022, mainly due to increased crew costs, and repairs and maintenance. Direct vessel expenses of the Cabotage Business decreased by $2.0 million, or 16.5%, to $10.0 million for the three-month period ended September 30, 2023, as compared to $12.0 million for the same period during 2022, mainly due to decreased crew costs. Direct vessel expenses include crew costs, victual costs, dockage expenses, lubricants, spares and stores, insurance, and repairs and maintenance.

Cost of Products Sold—Liquid Port Terminal: For the three-month period ended September 30, 2023, Navios Logistics’ cost of products sold increased by approximately $6.7 million to $6.8 million, as compared to $0.2 million for the same period in 2022. This increase was almost entirely attributable to the increase in fuel products sold in connection with the provision of bunkering services in the port of Nueva Palmira, which commenced in October 2022.

Depreciation and Amortization: For the three-month period ended September 30, 2023, Navios Logistics’ depreciation and amortization increased by $0.4 million, or 4.0%, to $9.5 million, as compared to $9.2 million for the same period during 2022. Depreciation and amortization in the Barge Business increased by $0.1 million, or 2.1%, to $5.6 million for the three-month period ended September 30, 2023, as compared to $5.5 million for the same period in 2022, mainly due to the delivery of eight liquid barges during the current period. Depreciation and amortization in the Cabotage Business increased by $0.2 million, or 14.5%, to $1.7 million for the three-month period ended September 30, 2023, as compared to $1.5 million for the same period in 2022, mainly due to increased amortization of dry dock expenses. Depreciation and amortization in the Port Terminal Business increased by less than $0.1 million, or 1.8%, to $2.3 million for the three-month period ended September 30, 2023, as compared to $2.2 million for the same period in 2022.

Impairment Loss: No impairment loss was incurred in the three-month period ended September 30, 2023. Impairment loss incurred in the three-month period ended September 30, 2022 was $3.2 million and was due to (i) $0.8 million incurred in the Cabotage Business resulting from the sale of the vessel Malva H; and (ii) $2.4 million incurred in the Barge Business in relation to certain barges.

Administrative Expenses

Administrative expenses increased by $0.3 million, or 6.7%, to $4.4 million for the three-month period ended September 30, 2023, as compared to $4.1 million for the same period during 2022. Certain of our administrative expenses are directly charged to their respective business segments, while others are allocated proportionally across business segments based on headcount.

Other Operating Income

Other operating income remained stable at $0.5 million for each of the three-month periods ended September 30, 2023 and 2022.

Other Operating Expenses

Other operating expenses increased overall by $0.5 million, or 35.7%, to $1.9 million for the three-month period ended September 30, 2023, as compared to $1.4 million for the same period in 2022. Other operating expenses in the Barge Business increased by $0.9 million to $1.4 million for three-month period ended September 30, 2023, as compared to $0.5 million for the same period of 2022. This increase was mainly due to an increase in taxes other than income taxes. Other operating expenses in the Port Terminal Business increased by $0.1 million to $0.2 million for the three-month period ended September 30, 2023, as compared to less than $0.1 million the same period during 2022. Other operating expenses in the Cabotage Business decreased by $0.5 million, or 62.2%, to $0.3 million for the three-month period ended September 30, 2023, as compared to $0.8 million the same period during 2022. This decrease was mainly due to a decrease in taxes other than income taxes.

Allowance for Expected Credit Losses on Financial Assets

Allowance for expected credit losses on financial assets decreased to nil for the three-month period ended September 30, 2023, as compared to less than $0.1 million for the same period during 2022.

Operating Profit/(Loss)

Total operating profit increased by $1.4 million, or 8.3%, to $18.0 million for the three-month period ended September 30, 2023, compared to $16.6 million for the same period in 2022.

Operating profit in the Barge Business increased by $9.7 million to $2.7 million for the three-month period ended September 30, 2023 as compared to $7.0 million operating loss for the same period in 2022. The increase in operating profit was mainly attributable to: (i) an increase in revenue; (ii) a decrease in time-charter and voyage expenses; (iii) impairment loss incurred in the three-month period ended September 30, 2022; (iv) an increase in other operating income; and (v) a decrease in allowance for expected credit losses on financial assets. The overall increase in operating profit in the Barge Business was partially offset by: (i) an increase in direct vessel expenses; (ii) an increase in other operating expenses; (iii) an increase in depreciation and amortization; and (iv) an increase in administrative expenses.

Operating profit in the Cabotage Business increased by $0.4 million, to $0.5 million for the three-month period ended September 30, 2023, as compared to $0.1 million operating profit for the same period in 2022. The increase in operating profit was mainly attributable to: (i) a decrease in direct vessel expenses; (ii) impairment loss incurred in the three-month period ended September 30, 2022; (iii) a decrease in other operating expenses. The increase in operating profit was partially offset by: (i) a decrease in revenue; (ii) a decrease in other operating income; (iii) an increase in depreciation and amortization; (iv) an increase in administrative expenses; and (v) an increase in time charter and voyage expenses.

Operating profit in the Port Terminal Business decreased by $8.7 million, or 37.0%, to $14.9 million for the three-month period ended September 30, 2023, as compared to $23.6 million operating profit for the same period in 2022. The decrease in operating profit was mainly attributable to: (i) a decrease in port terminal revenues; (ii) an increase in cost of products sold; (iii) an increase in port terminal expenses; (iv) an increase in other operating expenses; (v) higher administrative expenses; and (vi) higher depreciation and amortization. The decrease in operating profit was mainly mitigated by an increase in sales of products.

Finance Income

Finance income increased by $0.2 million to $0.3 million for the three-month period ended September 30, 2023, as compared to $0.1 million for the same period in 2022. Finance income is allocated to our business segments pro rata to the book value of our tangible assets.

Finance Costs

Overall, finance cost increased by less than $0.1 million, or 0.2%, to $15.6 million for the three-month period ended September 30, 2023, as compared to $15.5 million for the same period in 2022. The annualized weighted average interest rates of the Company’s total borrowings were 10.39% and 10.11% for the three-month periods ended September 30, 2023 and 2022, respectively. The finance cost of the 2025 Notes (as defined herein) is allocated to the business segments pro rata to the book value of our tangible assets.

Other Financial Results

During the three-month period ended September 30, 2023, the Company changed its accounting policy on foreign exchange differences recognized in the unaudited condensed consolidated statements of profit. Following this change, the foreign exchange gains and losses are presented in the same line item as the underlying transaction. See “—Critical Accounting Policies.”

Overall, other financial results increased by $1.8 million to $1.8 million for the three-month period ended September 30, 2023, as compared to nil for the same period in 2022.

Income Tax (Expense)/Benefit

Income tax benefit decreased by $0.4 million to less than $0.1 million for the three-month period ended September 30, 2023, as compared to $0.4 million for the same period during 2022. Income tax expense of the Cabotage Business increased by $0.4 million to $0.4 million for the three-month period ended September 30, 2023, as compared to less than $0.1 million for the same period during 2022. Income tax benefit of the Barge Business remained stable at $0.4 million for each of the three-month periods ended September 30, 2023 and 2022.

Profit/(Loss) for the Period

In the aggregate, profit for the period increased by $3.0 million to $4.6 million for the three-month period ended September 30, 2023, as compared to $1.6 million for the same period in 2022.

Loss for the period in the Barge Business decreased by $10.1 million, or 75.6%, to $3.3 million for the three-month period ended September 30, 2023, as compared to $13.4 million for the same period in 2022. The decrease in loss was mainly attributable to: (i) an increase in operating profit; (ii) an increase in other financial results; (iii) an increase in finance income; and (iv) an increase in income tax benefit. The decrease in loss for the period was partially offset by an increase in finance costs.

Loss for the period in the Cabotage Business decreased by $1.5 million, or 63.6%, to $0.8 million for the three-month period ended September 30, 2023, as compared to a $2.3 million for the same period in 2022. The decrease in loss was mainly attributable to: (i) an increase in other financial results; (ii) an increase in operating profit; (iii) a decrease in finance cost; and (iv) an increase in finance income, partially offset by an increase in income tax expense.

Profit for the period in the Port Terminal Business decreased by $8.6 million, or 49.8%, to $8.6 million for the three-month period ended September 30, 2023, as compared to $17.3 million for the same period in 2022. The decrease in profit was mainly attributable to a decrease in operating profit, partially mitigated by: (i) an increase in finance income; and (ii) a decrease in finance costs.

For the nine-month period ended September 30, 2023 compared to the nine-month period ended September 30, 2022

Revenue

The following table presents our revenues for the nine-month periods ended September 30, 2023 and 2022:

	Nine-month period ended September 30, 2023				Nine-month period ended September 30, 2022
	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Time chartering revenue	$—	$38,590	$26,214	$64,804	$—	$38,957	$3,914	$42,871
CoA/Voyage revenue	—	—	61,457	61,457	—	1,935	66,111	68,046
Port terminal revenue	83,413	—	—	83,413	89,850	—	—	89,850
Turnover tax	—	(726)	(305)	(1,031)	—	(773)	(117)	(890)

Time charter, voyage and port terminal revenues	$83,413	$37,864	$87,366	$208,643	$89,850	$40,119	$69,908	$199,877
Sale of Products-Liquid Port Terminal	$16,874	—	—	$16,874	$2,009	—	—	$2,009

Total Revenue	$100,287	$37,864	$87,366	$225,517	$91,859	$40,119	$69,908	$201,886

Time Charter, Voyage and Port Terminal Revenues: For the nine-month period ended September 30, 2023, Navios Logistics’ time charter, voyage and port terminal revenues increased by $8.8 million, or 4.4%, to $208.6 million, as compared to $199.9 million for the same period during 2022. Revenue from the Barge Business increased by $17.5 million, or 25.0%, to $87.4 million for the nine-month period ended September 30, 2023, as compared to $69.9 million for the same period during 2022. The increase was mainly attributable to time charter-out contracts that were in place for iron ore transportation during the nine-months ended September 30, 2023. Revenue from the Port Terminal Business decreased by $6.4 million, or 7.2%, to $83.4 million for the nine-month period ended September 30, 2023, as compared to $89.9 million for the same period during 2022. The decrease was mainly attributable to a decrease in revenues from the Grain Port Terminal due to lower grain throughput resulting from a decline in Uruguayan exports, partially offset by higher tariffs and volumes transshipped at the Iron Ore Port Terminal. Revenue from the Cabotage Business decreased by $2.3 million, or 5.6%, to $37.9 million for the nine-month period ended September 30, 2023, as compared to $40.1 million for the same period during 2022, mainly due to the sale of the He Man H completed in August 2023 that resulted in a decrease in operating days compared to the same period during 2022.

Sales of Products- Liquid Port Terminal: For the nine-month period ended September 30, 2023, Navios Logistics’ sales of products increased by $14.9 million to $16.9 million, as compared to $2.0 million for the same period during 2022. This increase was attributable to the sale of fuel products in connection with the provision of bunkering services in the port of Nueva Palmira, which commenced in October 2022.

Cost of Sales

The following table presents our costs of sales for the nine-month periods ended September 30, 2023 and 2022:

	Nine-month period ended September 30, 2023				Nine-month period ended September 30, 2022
	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Time charter, voyage and port terminal expenses	$21,458	$1,459	$23,303	$46,220	$16,212	$1,877	$33,036	$51,125
Direct vessel expenses	—	26,893	32,224	59,117	—	28,869	24,587	53,456
Cost of products sold-Liquid Port Terminal	15,654	—	—	15,654	1,867	—	—	1,867
Depreciation and amortization	7,118	4,996	16,669	28,783	6,608	3,999	16,467	27,074
Impairment loss	—	1,651	—	1,651	—	778	2,417	3,195

Total cost of sales	$44,230	$34,999	$72,196	$151,425	$24,687	$35,523	$76,507	$136,717

Time Charter, Voyage and Port Terminal Expenses: For the nine-month period ended September 30, 2023, time charter, voyage and port terminal expenses decreased overall by $4.9 million, or 9.6%, to $46.2 million, as compared to $51.1 million for the same period during 2022. Time charter and voyage expenses of the Barge Business decreased by $9.7 million, or 29.5%, to $23.3 million for the nine-month period ended September 30, 2023, as compared to $33.0 million for the same period during 2022, mainly due to decreased bunker consumption resulting from time charter-out contracts in place for iron ore transportation during the current period. Time charter and voyage expenses of the Cabotage Business decreased by $0.4 million, or 22.3%, to $1.5 million for the nine-month period ended September 30, 2023, as compared to $1.9 million for the same period during 2022. The overall decrease was partially offset by a $5.2 million, or 32.4%, increase in port terminal expenses in the Port Terminal Business to $21.5 million for the nine-month period ended September 30, 2023, as compared to $16.2 million for the same period during 2022, mainly due to higher volumes transshipped in the Iron Ore Port Terminal.

Direct Vessel Expenses: Overall, direct vessel expenses increased by $5.7 million, or 10.6%, to $59.1 million for the nine-month period ended September 30, 2023, as compared to $53.5 million for the same period during 2022. Direct vessel expenses of the Barge Business increased by $7.6 million, or 31.1%, to $32.2 million for the nine-month period ended September 30, 2023, as compared to $24.6 million for the same period during 2022, mainly due to increased crew costs, repairs and maintenance and stores. Direct vessel expenses of the Cabotage Business decreased by $2.0 million, or 6.8%, to $26.9 million for the nine-month period ended September 30, 2023, as compared to $28.9 million for the same period during 2022, mainly due to increased crew costs. Direct vessel expenses include crew costs, victual costs, dockage expenses, lubricants, spares and stores, insurance, and repairs and maintenance.

Cost of Products Sold- Liquid Port Terminal: For the nine-month period ended September 30, 2023, Navios Logistics’ cost of products sold increased by $13.8 million to $15.7 million, as compared to $1.9 million for the same period in 2022. This increase was mainly attributable to an increase in fuel products sold in connection with the provision of bunkering services in the port of Nueva Palmira, which commenced in October 2022.

Depreciation and Amortization: For the nine-month period ended September 30, 2023, Navios Logistics’ depreciation and amortization increased by $1.7 million, or 6.3%, to $28.8 million, as compared to $27.1 million for the same period during 2022. Depreciation and amortization in the Cabotage Business increased by $1.0 million, or 24.9%, to $5.0 million for the nine-month period ended September 30, 2023, as compared to $4.0 million for the same period in 2022, mainly due to increased amortization of dry dock expenses. Depreciation and amortization in the Port Terminal Business increased by $0.5 million, or 7.7%, to $7.1 million for the nine-month period ended September 30, 2023, as compared to $6.6 million for the same period in 2022, mainly due to increased depreciation expense of tangible assets. Depreciation and amortization in the Barge Business increased by $0.2 million, or 1.2%, to $16.7 million for the nine-month period ended September 30, 2023, as compared to $16.5 million for the same period in 2022.

Impairment Loss: Impairment loss incurred in the nine-month period ended September 30, 2023 was $1.7 million and was due to $1.7 million incurred in the Cabotage Business resulting from the sale of the vessel He Man H. For additional information, refer to Note 5 “Tangible fixed assets and assets under construction” included elsewhere in this report. Impairment loss incurred in the nine-month period ended September 30, 2022 was $3.2 million and was due to (i) $0.8 million incurred in the Cabotage Business resulting from the sale of the vessel Malva H; and (ii) $2.4 million incurred in the Barge Business in relation to certain barges.

Administrative Expenses

Administrative expenses increased by $2.5 million, or 21.0%, to $14.5 million for the nine-month period ended September 30, 2023, as compared to $11.9 million for the same period during 2022. This increase was due mainly to an increase in payroll, travel expenses and other general and administrative expenses. Certain of our administrative expenses are directly charged to their respective business segments, while others are allocated proportionally across business segments based on headcount.

Other Operating Income

Other operating income decreased by $0.1 million, or 12.2%, to $1.0 million for the nine-month period ended September 30, 2023, as compared to $1.1 million for the same period in 2022. Other operating income in the Cabotage Business decreased by $0.3 million to nil for the nine-month period ended September 30, 2023, as compared to $0.3 million for the same period of 2022. Other operating income in the Barge Business increased by less than $0.1 million, or 6.5%, to $0.9 million for the nine-month period ended September 30, 2023, as compared to $0.9 million for the same period of 2022. Other operating income in the Port Terminal Business increased by less than $0.1 million to less than $0.1 million for the nine-month period ended September 30, 2023, as compared to nil for the same period of 2022.

Other Operating Expenses

Other operating expenses increased overall by $0.6 million, or 15.2%, to $4.3 million for the nine-month period ended September 30, 2023, as compared to $3.8 million for the same period in 2022. Other operating expenses in the Barge Business increased by $0.6 million, or 30.4%, to $2.8 million for nine-month period ended September 30, 2023, as compared to $2.1 million income for the same period of 2022. This increase was mainly due to an increase in taxes other than income taxes. Other operating expenses in the Port Terminal Business increased by $0.3 million to $0.3 million for the nine-month period ended September 30, 2023, as compared to less than $0.1 million the same period during 2022. Other operating expenses in the Cabotage Business decreased by $0.4 million, or 22.7%, to $1.3 million for the nine-month period ended September 30, 2023, as compared to $1.6 million the same period during 2022. This decrease was mainly due to a decrease in taxes other than income taxes.

Allowance for Expected Credit Losses on Financial Assets

Overall, allowance for expected credit losses on financial assets increased by $0.2 million, or 63.3%, to $0.4 million for the nine-month period ended September 30, 2023, as compared to $0.2 million for the same period in 2022.

Operating Profit/(Loss)

Total operating profit increased by $5.6 million, or 11.0%, to $55.9 million for the nine-month period ended September 30, 2023, compared to $50.3 million for the same period in 2022.

Operating profit in the Barge Business increased by $20.0 million, or 130.1%, to $4.6 million for the nine-month period ended September 30, 2023 as compared to a $15.4 million operating loss for the same period in 2022. The increase in operating profit was mainly attributable to: (i) an increase in revenue; (ii) a decrease in time-charter and voyage expenses; (iii) impairment loss incurred in the three-month period ended September 30, 2022; and (iv) a decrease in allowance for expected credit losses on financial assets. The overall increase in operating profit in the Barge Business was partially offset by (i) an increase in direct vessel expenses; (ii) an increase in administrative expenses; (iii) an increase in other operating expenses; (iv) an increase in depreciation and amortization; and (v) a decrease in other operating income.

Operating loss in the Cabotage Business increased by $2.1 million, or 150.3%, to $0.7 million for the nine-month period ended September 30, 2023, as compared to $1.4 million operating profit for the same period in 2022. The increase in operating loss was mainly attributable to: (i) a decrease in revenue; (ii) an increase in depreciation and amortization; (iii) an increase in impairment loss; (iv) an increase in administrative expenses; and (v) a decrease in operating income. The increase in operating loss was partially mitigated by (i) a decrease in direct vessel expenses; (ii) a decrease in time charter and voyage expenses; and (ii) a decrease in other operating expenses.

Operating profit in the Port Terminal Business decreased by $12.4 million, or 19.2%, to $52.0 million for the nine-month period ended September 30, 2023, as compared to $64.4 million for the same period in 2022. The decrease in operating profit was mainly attributable to: (i) an increase in cost of products sold; (ii) a decrease in port terminal revenues; (iii) an increase in port terminal expenses; (iv) higher administrative expenses; (v) an increase in depreciation and amortization; (vi) an increase in allowance for expected credit losses on financial assets; and (vii) and increase in other operating expenses. The decrease in operating profit was partially mitigated by: (i) an increase in sales of products and (ii) an increase in other operating income.

Finance Income

Finance income increased by $1.0 million to $1.1 million for the nine-month period ended September 30, 2023, as compared to less than $0.2 million for the same period in 2022. Finance income is allocated to our business segments pro rata to the book value of our tangible assets.

Finance Costs

Overall, finance cost increased by $0.8 million, or 1.6%, to $47.5 million for the nine-month period ended September 30, 2023, as compared to $46.8 million for the same period in 2022. These variations were mainly attributable to the higher weighted average interest rate for the nine-month period ended September 30, 2023. The annualized weighted average interest rates of the Company’s total borrowings were 10.33% and 10.15% for the nine-month periods ended September 30, 2023 and 2022, respectively. The finance cost of the 2025 Notes (as defined herein) is allocated to the business segments pro rata to the book value of our tangible assets.

Other Financial Results

During the nine-month period ended September 30, 2023, the Company changed its accounting policy on foreign exchange differences recognized in the unaudited condensed consolidated statements of profit. Following this change, the foreign exchange gains and losses are presented in the same line item as the underlying transaction. See “—Critical Accounting Policies.”

Overall, other financial results decreased by $2.0 million, or 53.4%, to $1.8 million for the nine-month period ended September 30, 2023, as compared to a $3.8 million for the same period in 2022.

Income Tax (Expense)/Benefit

Income tax expense increased by $0.7 million to $0.7 million for the nine-month period ended September 30, 2023, as compared to less than $0.1 million income tax benefit for the same period in 2022. Income tax expense from the Cabotage Business increased by $0.6 million to $1.0 million for the nine-month period ended September 30, 2023, as compared to $0.3 million for the same period in 2022. Income tax benefit from the Barge Business decreased by less than $0.1 million to $0.3 million for the nine-month period ended September 30, 2023, as compared to $0.4 million for the same period in 2022.

Profit/(Loss) for the Period

In the aggregate, profit for the period increased by $3.0 million, or 39.5%, to $10.6 million for the nine-month period ended September 30, 2023, as compared to $7.6 million for the same period in 2022.

Loss for the period in the Barge Business decreased by $16.7 million, or 52.5%, to $15.1 million for the nine-month period ended September 30, 2023, as compared to $31.8 million for the same period in 2022. The decrease in loss was mainly attributable to: (i) an increase in operating profit; and (ii) an increase in finance income. The decrease in loss for the period was partially offset by (i) a decrease in other financial results; (ii) an increase in finance costs; and (iii) an increase in income tax expense.

Loss for the period in the Cabotage Business increased by $0.9 million, or 14.0%, to $7.2 million for the nine-month period ended September 30, 2023, as compared to a $6.3 million for the same period in 2022. The increase in loss for the period was mainly attributable to: (i) an increase in operating loss; and (ii) an increase in income tax expense, which overall loss was partially mitigated by (i) an increase in other financial results; (ii) a decrease in finance cost; and (iii) an increase in finance income.

Profit for the period in the Port Terminal Business decreased by $12.8 million, or 28.0%, to $32.9 million for the nine-month period ended September 30, 2023, as compared to $45.8 million for the same period in 2022. The decrease was mainly attributable to: (i) a decrease in operating profit; and (ii) an increase in finance costs; the overall decrease was partially mitigated by an increase in finance income.

EBITDA Reconciliation to Profit/(Loss)

EBITDA represents profit/(loss) before finance income, finance costs, depreciation and amortization, and income taxes. EBITDA is presented because it is used by certain investors to measure a company’s operating performance. Adjusted EBITDA represents EBITDA before impairment losses and loss on debt extinguishment. EBITDA and Adjusted EBITDA are “non-IFRS financial measures” and should not be considered a substitute for profit, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with IFRS or as a measure of profitability or liquidity. While EBITDA and Adjusted EBITDA are frequently used as a measure of operating performance, the definitions of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation. EBITDA and Adjusted EBITDA have limitations as analytical tools, and therefore, neither should be considered in isolation or as a substitute for the analysis of results as reported under IFRS. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; (ii) EBITDA and Adjusted EBITDA do not reflect the amounts necessary to service interest on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of our performance.

For the three-month Period Ended September 30, 2023

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Profit/(loss) for the period	$8,667	$(840)	$(3,254)	$4,573
Finance income	(135)	(46)	(144)	(325)
Finance costs	6,334	2,272	6,945	15,551
Depreciation and amortization	2,274	1,665	5,800	9,739
Income tax expense/(benefit)	—	427	(445)	(18)

EBITDA	$17,140	$3,478	$8,902	$29,520

For the three-month Period Ended September 30, 2022

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Profit/(loss) for the period	$17,272	$(2,310)	$(13,354)	$1,608
Finance income	(42)	(17)	(48)	(107)
Finance costs	6,350	2,377	6,798	15,525
Depreciation and amortization	2,240	1,454	5,766	9,460
Income tax expense/(benefit)	—	12	(394)	(382)

EBITDA	$25,820	$1,516	$(1,232)	$26,104
Impairment loss	—	778	2,417	3,195

Adjusted EBITDA	$25,820	$2,294	$1,185	$29,299

For the nine-month period ended September 30, 2023

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Profit/(loss) for the period	$32,937	$(7,195)	$(15,138)	$10,604
Finance income	(463)	(170)	(506)	(1,139)
Finance costs	19,494	7,062	20,980	47,536
Depreciation and amortization	7,130	4,996	17,235	29,361
Income tax expense/(benefit)	—	961	(310)	651

EBITDA	$59,098	$5,654	$22,261	$87,013
Impairment loss	—	1,651	—	1,651

Adjusted EBITDA	$59,098	$7,305	$22,261	$88,664

For the nine-month period ended September 30, 2022

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Profit/(loss) for the period	$45,762	$(6,313)	$(31,849)	$7,600
Finance income	(64)	(26)	(73)	(163)
Finance costs	18,658	7,390	20,730	46,778
Depreciation and amortization	6,638	3,999	17,241	27,878
Income tax expense/(benefit)	—	324	(393)	(69)

EBITDA	$70,994	$5,374	$5,656	$82,024
Impairment loss	—	778	2,417	3,195

Adjusted EBITDA	$70,994	$6,152	$8,073	$85,219

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under our credit facilities and issuances of debt securities. Our main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the Port Terminals, expenditures incurred in connection with ensuring that our owned vessels comply with international and regulatory standards, repayments of debt and payments of dividends. We may also use funds to repurchase our outstanding indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms we deem appropriate, and subject to our cash requirements for other purposes, compliance with the covenants under our debt agreements, and other factors management deems relevant. In addition, we regularly review options for refinancing our existing indebtedness and opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “— Working Capital Position,” “— Capital Expenditures” and “—Interest-bearing Loans and Borrowings” included elsewhere in this report for further discussion of our working capital position.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Logistics for the nine-month periods ended September 30, 2023 and 2022.

(Expressed in thousands of U.S. dollars)	Nine-month Period Ended September 30, 2023 (unaudited)	Nine-month Period Ended September 30, 2022 (unaudited)
Net cash provided by operating activities	$45,424	$30,273
Net cash used in investing activities	(29,676)	(9,706)
Net cash used in financing activities	(29,958)	(366)

(Decrease)/increase in cash and cash equivalents	(14,210)	20,201
Cash and cash equivalents, beginning of the period	49,864	32,580

Cash and cash equivalents, end of period	$35,654	$52,781

Cash provided by operating activities for the nine-month period ended September 30, 2023 as compared to the nine-month period ended September 30, 2022:

Net cash provided by operating activities increased by $15.2 million, or 50.0%, to $45.4 million for the nine-month period ended September 30, 2023, as compared to $30.3 million for the same period during 2022.

In determining net cash from operating activities, profit is adjusted for the effect of certain non-cash items including depreciation and amortization, which are analyzed in detail in our Unaudited Condensed Consolidated Statement of Cash Flows for the Nine-month Periods Ended September 30, 2023 and 2022, included elsewhere in this report.

Profit is adjusted for changes in working capital in order to determine net cash provided by operating activities.

The positive change in working capital of $12.6 million for the nine-month period ended September 30, 2023 resulted from a $14.5 million decrease in trade receivables and contract assets, a $4.4 million increase in trade and other payables and contract liabilities. These positive changes were partially offset by a $5.4 million increase in prepayments and other assets, and a $1.0 million increase in inventories.

The positive change in working capital of $0.7 million for the nine-month period ended September 30, 2022 resulted from a $3.1 million decrease in trade receivables and contract assets and a $0.1 million decrease in inventories, partially mitigated by a $1.6 million decrease in trade and other payables and contract liabilities, and a $0.9 million increase in prepayments and other assets.

Cash used in investing activities for the nine-month period ended September 30, 2023 as compared to the nine-month period ended September 30, 2022:

Net cash used in investing activities increased by $20.0 million to $29.7 million for the nine-month period ended September 30, 2023, from $9.7 million for the same period during 2022.

Cash used in investing activities for the nine-month period ended September 30, 2023 comprised mainly: (i) $19.7 million in payments for the purchase of tangible assets, including payments for drydock and special surveys; (ii) $6.0 million in payments for expansion works in the Iron Ore Port Terminal; (iii) a $3.4 million increase in restricted cash; (iv) $2.8 million in payments for the development of a new liquid terminal in Nueva Palmira; (v) $1.5 million in payments relating to the deposit for the construction of twelve barges pursuant to the Twelve Finance Lease Barges contract; (vi) $1.2 million in payments for the acquisition of Vimalcor (as defined elsewhere in this report); and (vii) less than $0.1 million in payments for the development of our port operations in Port Murtinho, Brazil. These increases and payments were partially mitigated by receipt of: (i) $4.5 million in proceeds related to the sale of one tanker vessel and (ii) $0.5 million in proceeds related to the disposal of certain barges. For further information, see Note 2, Note 4, Note 6 and Note 9 included elsewhere in this report.

Cash used in investing activities for the nine-month period ended September 30, 2022 was mainly the result of (i) $9.3 million in payments for the purchase of tangible assets, including payments for drydock and special surveys, (ii) $0.3 million in payments for the construction of a new stockpile in our Iron Ore Port Terminal and (iii) $0.1 million in payments for the development of our port operations in Port Murtinho, Brazil.

Cash used in financing activities for the nine-month period ended September 30, 2023 as compared the nine-month period ended September 30, 2022:

Net cash used in financing activities increased by $29.6 million to $30.0 million for the nine-month period ended September 30, 2023, as compared to $0.4 million cash provided by financing activities for the same period during 2022.

The increase in cash used in financing activities for the nine-month period ended September 30, 2023 was primarily due to payments of: (i) $14.8 million in connection with the Company’s outstanding indebtedness; (ii) $10.0 million in relation to the promissory note to Grimaud (the “Promissory Note”); (iii) $3.4 million for the repayment of the Notes Payable (as defined herein); and (iv) $1.6 million for the principal portion of our lease liabilities.

Cash used in financing activities for the nine-month period ended September 30, 2022 was due to receipt of $37.0 million in proceeds from long term debt, partially mitigated by payments of (i) $28.7 million in connection with the Company’s outstanding indebtedness, (ii) $5.0 million in relation to the Promissory Note (as defined herein), (iii) $3.3 million for the repayment of the Notes Payable (as defined herein) and (iv) $0.4 million for the principal portion of our lease liabilities.

Interest-Bearing Loans and Borrowings

Navios Logistics’ interest-bearing loans and borrowings are presented under the captions “Interest-bearing loans and borrowings” under current and non-current liabilities in the unaudited condensed consolidated statement of financial position, included elsewhere in this report. As of September 30, 2023 and December 31, 2022, total interest-bearing loans and borrowings amounted to $532.3 million and $547.3 million, respectively. The current portion of interest-bearing loans and borrowings amounted to $23.0 million at September 30, 2023 and $23.6 million at December 31, 2022. Please refer to our 2022 Form 20-F for a full description of interest-bearing loans and borrowings.

Working Capital Position

On September 30, 2023, Navios Logistics’ current assets totaled $96.5 million, while current liabilities totaled $89.0 million, resulting in a positive working capital position of $7.5 million. Management anticipates that the Company’s primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. Management believes that these sources of funds will be sufficient for the Company to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going-concern basis.

Capital Expenditures

Please refer to Note 5 to our unaudited condensed consolidated financial statements included elsewhere in this report for a full description of our capital expenditures.

Dividend Policy

The payment of dividends is at the discretion of Navios Logistics’ board of directors. Any determination as to dividend policy will be made by Navios Logistics’ board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, Navios Logistics’ future earnings, capital requirements, financial condition and future prospects, and such other factors as Navios Logistics’ board of directors may deem relevant. Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent, or if the payment of the dividend would render the company insolvent. Navios Logistics’ ability to pay dividends is also restricted by the terms of the indenture governing its 2025 Notes.

Because Navios Logistics is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends is dependent upon the earnings and cash flow of its subsidiaries and their ability to pay dividends to Navios Logistics. If there is a substantial decline in any of the markets in which Navios Logistics participates, its earnings will be negatively affected, thereby limiting its ability to pay dividends.

No dividends were declared during the three- and-nine-month periods ended September 30, 2023 and 2022. In the nine-month period ended September 30, 2023, the Company paid $10.0 million, representing the remaining balance due under the Promissory Note ($5.0 million was paid in the nine-month period ended September 30, 2022).

Concentration of Credit Risk

Accounts Receivable and Contract Assets

In each of our businesses, we derive a significant part of our revenues from a small number of customers. We expect that a small number of customers will continue to generate a substantial portion of our revenues for the foreseeable future. For the nine-month period ended September 30, 2023, our largest customers, Vale International S.A. (“Vale”) and YPF S.A. (“YPF”), accounted for 19.5% and 11.1%, respectively, of our total revenues, and five customers accounted for approximately 49.1% of our revenues, with no single customer (other than Vale and YPF) accounting for more than 10% of our total revenues. For the nine-month period ended September 30, 2022, our largest customers, Vale and YPF, accounted for 20.0% and 12.5%, respectively, of our total revenues, and five customers accounted for approximately 53.4% of our revenues, with no single customer (other than Vale and YPF) accounting for more than 10% of our total revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges as well as their own port terminals. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of our significant customers, including our large take-or-pay customers, or the change of the contractual terms of any one of our most significant take-or-pay contracts, or any significant dispute with one of these customers, could materially adversely affect our financial condition and our results of operations.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially and adversely affect our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—We derive a significant part of our revenues from a small number of customers, and the loss of one or more of these customers could materially and adversely affect our revenues.” in the 2022 Form 20-F.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, any disagreements with us, or otherwise;

•	the customer terminates the contract because we fail to meet the customer’s contracted storage needs and/or the contracted operational performance;

•

the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, or a default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

In July 2022, Vale S.A. announced the closing of the sale of its iron ore, manganese ore and logistics assets in the midwestern system to J&F Mineracao Ltda., an entity controlled by J&F Investimentos S.A. The Vale port contract entered into between Corporacion Navios S.A., a company controlled by Navios Logistics, and Vale, dated September 27, 2013, remains in full force and effect.

Cash Deposits with Financial Institutions

We are exposed to potential loss related to cash deposits in excess of amounts covered by government-provided insurance in the event of non-performance by financial institutions. Although we maintain cash deposits in excess of government-provided insurance limits, we minimize our exposure to credit risk by dealing with a diversified group of major financial institutions.

Legal Proceedings and Commitments and Contingencies

We are subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against us cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of all such proceedings, claims and contingencies will have a material adverse effect on our unaudited condensed consolidated financial position, results of operations or cash flows.

The Company issued a guarantee and indemnity letter that guarantees the performance obligations of a consolidated subsidiary to Vitol up to $12.0 million. This guarantee expires on March 28, 2024.

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to two consolidated subsidiaries under their respective direct user agreements with the Free Zone of Nueva Palmira, in the amounts of $0.8 million and $0.5 million, respectively.

In September 2020, the Company agreed to a settlement regarding a storage and transshipment contract in the Grain Port Terminal for a total amount to be paid to the Company as a result of the settlement of $4.1 million, to be collected in three equal installments of $1.4 million within each of June 2021, 2022 and 2023. In June 2021, 2022 and 2023, the Company collected the first, second and third installments.

In September 2023, the Company entered into a five-year finance leasing contract for the construction of the Twelve Finance Lease Barges. The Company assessed the lease classification criteria and concluded that the agreement is a finance lease. The obligation under the finance lease contract is payable in 60 consecutive monthly payments of $11 thousand for each barge, commencing on the delivery date of the applicable barge. Upon the expiration of the contract, the Company will have the ability to exercise the purchase option for any of the twelve barges at a cost of $0.4 million per barge. Upon delivery of each barge under the leasing contract, the Company will recognize a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the barge at the end of the lease period. As of September 30, 2023, the Company paid an amount of $1.5 million relating to the deposit for the construction of the twelve barges constructed pursuant to the Twelve Finance Lease Barges contract, which is included under the caption “Assets under construction” in the unaudited condensed consolidated statement of financial position. For further information please see Note 5 “Tangible fixed assets and assets under construction” included elsewhere in this report.

Related Party Transactions

Please read Note 10 to our unaudited condensed consolidated financial statements included elsewhere in this report for a full description of related party transactions.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to certain risks related to interest rate, foreign currency fuel price inflation and fluctuations in time-charter hire rates. Risk management is carried out under policies approved by executive management.

Interest Rate Risk

Debt Instruments— As of September 30, 2023 and December 31, 2022, the Company’s long-term indebtedness totaled $541.1 million and $559.4 million, respectively. The debt is dollar-denominated and bears interest at a fixed rate, except for the Notes Payable and the 2022 Term Bank loan that bear interest at a floating rate.

Interest rates on the 2025 Notes (as defined elsewhere in this report), the 2022 BBVA Facility (as defined elsewhere in this report), the Santander Facility (as defined elsewhere in this report), the seller’s credit for the construction of six liquid barges and the seller’s credit agreement for the acquisition of the 2020 Fleet are fixed and, therefore, changes in interest rates affect the fair value of each, which, as of September 30, 2023 was $492.5 million, $16.6 million, $3.2 million, $6.7 million and $5.0 million, respectively, but do not affect the related finance costs. Interest rates on the Notes Payable and the 2022 Term Bank loan is at a floating rate and, therefore, changes in interest rates affect the interest rate and related finance costs for each. As of September 30, 2023, the amount outstanding under the Company’s floating rate loan facilities was $9.5 million. A change of 100 basis points in the Secured Overnight Financing Rate (“SOFR”) would have increased finance costs for the nine-month period ended September 30, 2023 by $0.1 million.

For a detailed discussion of Navios Logistics’ debt instruments refer to Note 8 to our unaudited condensed consolidated financial statements included elsewhere in this report.

Foreign Currency Transactions

We are exposed to foreign currency exchange transaction risk related to funding our operations. For the nine-month period ended September 30, 2023 and 2022, approximately 53.0%, and 61.5%, respectively, of our expenses were incurred in currencies other than U.S. dollars. Further, for the nine-month period ended September 30, 2023, approximately 27%, 13% and 13% of the Company’s $135.4 million of combined costs for: (a) time charter, voyage and port terminal expenses; (b) direct vessels expenses; (c) cost of products; and (d) administrative expenses, net of depreciation (together, the “Combined Cost”), were denominated in Argentinean pesos, Paraguayan guaranies and Uruguayan pesos, respectively. Comparatively, the same foreign currencies accounted for approximately 28%, 22% and 11%, respectively, of our $118.4 million of Combined Cost for the nine-month period ended September 30, 2022. For the nine-month periods ended September 30, 2023 and 2022, Brazilian reais accounted for less than 1% of our Combined Cost.

For the nine-month period ended September 30, 2023, a 1.00% change in the exchange rates between the U.S. dollar and Argentinean pesos, Paraguayan guaranies and Uruguayan pesos would change our profit for the year by $0.4 million, $0.2 million and less than $0.2 million, respectively. Comparatively, a 1.00% change in the same exchange rates would change our profit for the period ended September 30, 2022 by $0.3 million, $0.3 million and $0.1 million, respectively.

Inflation and Fuel Price Increases

See “Factors Affecting Navios Logistics’ Results of Operations” included elsewhere in this report.

Critical Accounting Policies

Navios Logistics’ unaudited condensed consolidated financial statements have been prepared in accordance with IFRS. The preparation of these financial statements requires Navios Logistics to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management.

The Company’s most critical accounting policies and estimates are those that involve subjective decisions or assessments and are included in the Company’s 2022 Form 20-F.

During the nine-month period ended September 30, 2023, the Company changed its accounting policy on foreign exchange differences recognized in the unaudited condensed consolidated statements of profit. Following this change the foreign exchange gains and losses are presented in the same line item as the underlying transaction. Total impact for the nine-month periods ended September 30, 2023 and 2022 was $1.4 million and $0.5 million, respectively. The impact of the amounts reclassified to each underlying item was not material for all prior periods presented.

Asset Acquisitions: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction is a purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with IFRS 3, Business Combinations, the Company first evaluates whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If that threshold is met, the set of assets and activities is not a business. If the threshold is not met, the Company evaluates whether the set meets the definition of a business. To be considered a business, a set must include an input and a substantive process that together significantly contribute to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their fair values on the acquisition date. For asset acquisitions, the net assets acquired should be measured following a cost accumulation and allocation model under which the cost of the acquisition is allocated on a relative fair value basis to the qualifying assets acquired. In May 2023, the Company completed the acquisition of the stock of Vimalcor S.A. (“Vimalcor”) for a purchase price of $1.6 million. This was classified as an asset acquisition; the main asset acquired is the right of use of a plot of land in the port of Montevideo. For further information see Note 6 and Note 9, included elsewhere in this Report.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

Change in Registrant’s Certifying Accountant

On November 27, 2023, the Audit Committee of the Board of Directors of the Company dismissed Price Waterhouse & Co. S.R.L. (“PwC Argentina”) as its independent registered public accounting firm.

The reports of PwC Argentina on the Company’s consolidated financial statements for the fiscal years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2022 and 2021, and the subsequent interim period from January 1, 2023 through November 27, 2023, (i) the Company did not have disagreements with PwC Argentina on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC Argentina, would have caused PwC Argentina to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such years, and (ii) there were no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.

The Company provided PwC Argentina with a copy of this Form 6-K prior to its filing with the SEC and requested that PwC Argentina furnish it with a letter addressed to the SEC stating whether it agrees with the above statements. A copy of PwC Argentina’s letter, dated December 14, 2023 is attached as Exhibit 16.1 to this Form 6-K.

On November 27, 2023, the Audit Committee of the Board of Directors of the Company engaged PricewaterhouseCoopers S.A. (“PwC Greece”) as the Company’s new independent registered public accounting firm. During the fiscal years ended December 31, 2022 and 2021, and the subsequent interim period through November 27, 2023, neither the Company nor anyone on its behalf has consulted with PwC Greece on the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a reportable event, as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

EXHIBIT INDEX

Exhibit No.	Exhibit

16.1	Letter from Price Waterhouse & Co. S.R.L., dated December 14, 2023.*

*	Filed herewith

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Expressed in thousands of U.S. dollars)

	Notes	September 30, 2023 (unaudited)	December 31, 2022
ASSETS
Non-current assets
Tangible assets	5	$503,974	$511,286
Assets under construction	5	12,097	3,311
Intangible assets	6	149,447	150,289
Right-of-use assets	9	19,254	10,848
Deferred tax assets		1,082	1,010
Other assets		1,205	1,189

Total non-current assets		$687,059	$677,933

Current Assets
Inventories		11,460	10,468
Trade receivables	4	30,368	45,962
Contract assets	4	1,130	532
Prepayments and other assets		13,505	8,126
Deferred tax assets		658	390
Cash and cash equivalents		35,654	49,864
Restricted cash		3,732	300

Total current assets		$96,507	$115,642

Total Assets		$783,566	$793,575

EQUITY and LIABILITIES
Equity
Issued capital	7	20	20
Share premium		233,441	233,441
Accumulated deficit		(75,191)	(85,795)

Total equity		$158,270	$147,666

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	8	509,336	523,751
Contract liabilities	4	—	1,313
Lease liabilities	9	16,848	10,084
Provisions		615	733
Deferred tax liabilities		9,051	9,962
Income tax payable		—	9
Other non-current liabilities		413	392

Total non-current liabilities		$536,263	$546,244

Current liabilities
Trade and other payables		60,275	61,344
Contract liabilities	4	2,385	3,100
Interest-bearing loans and borrowings	8	22,921	23,544
Promissory note (related party)	10	—	10,000
Lease liabilities	9	3,452	1,677

Total current liabilities		$89,033	$99,665

Total liabilities		$625,296	$645,909

Total equity and liabilities		$783,566	$793,575

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT

(Expressed in thousands of U.S. dollars)

	Note	Nine month period ended September 30, 2023 (unaudited)	Nine month period ended September 30, 2022 (unaudited)	Three month period ended September 30, 2023 (unaudited)	Three month period ended September 30, 2022 (unaudited)
Revenue	4	$225,517	$201,886	$78,884	$74,134
Cost of sales	4	(151,425)	(136,717)	(55,083)	(52,466)

Gross profit		$74,092	$65,169	$23,801	$21,668
Administrative expenses	4	(14,458)	(11,946)	(4,395)	(4,120)
Other operating income		986	1,123	539	521
Other operating expenses		(4,328)	(3,758)	(1,916)	(1,413)
Allowance for expected credit losses on financial assets	4	(392)	(240)	—	(12)

Operating profit		$55,900	$50,348	$18,029	$16,644
Finance income		1,139	163	325	107
Finance costs		(47,536)	(46,778)	(15,551)	(15,525)
Other financial results	2(f)	1,752	3,798	1,752	—

Profit before tax		$11,255	$7,531	$4,555	$1,226
Income tax (expense)/benefit		(651)	69	18	382

Profit for the period		$10,604	$7,600	$4,573	$1,608

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars)

	Issued capital	Share premium	Accumulated Deficit	Total Equity
Balance as at January 1, 2023	$20	$233,441	$(85,795)	$147,666

Profit for the period	—	—	10,604	10,604

Balance as at September 30, 2023 (unaudited)	$20	$233,441	$(75,191)	$158,270

Balance as at January 1, 2022	$20	$233,441	$(81,353)	$152,108

Profit for the period	—	—	7,600	7,600

Balance as at September 30, 2022 (unaudited)	$20	$233,441	$(73,753)	$159,708

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Nine month period ended September 30, 2023 (unaudited)	Nine month period ended September 30, 2022 (unaudited)
Operating activities
Profit before tax		$11,255	$7,531
Adjustments to reconcile profit before tax to net cash flows:
Impairment loss	5	1,651	3,195
Depreciation of tangible assets	5	25,382	25,275
Amortization of intangible assets	6	2,171	2,080
Amortization of right-of-use assets	9	1,808	523
Movements in provisions		274	373
Finance income		(1,139)	(163)
Finance costs		47,536	46,778
Working capital movements		12,615	666
(Increase)/decrease in other assets		(16)	1,547
Increase/(decrease) in other non-current liabilities		21	(207)

		$101,558	$87,598
Interest received		1,139	163
Interest paid		(57,264)	(57,468)
Income tax paid		(9)	(20)

Net cash flows provided by operating activities		$45,424	$30,273

Investing activities
Changes in restricted cash		(3,432)	—
Proceeds from disposal		512	—
Proceeds from sale of vessel		4,489	—
Acquisition of Vimalcor	2	(1,224)	—
Acquisition of tangible assets	5	(19,684)	(9,344)
Acquisition of assets under construction	5	(10,337)	(362)

Net cash flows used in investing activities		$(29,676)	$(9,706)

Financing activities
Proceeds from long-term debt	8	—	37,000
Repayment of long-term debt	8	(14,834)	(28,684)
Repayment of notes payable	8	(3,448)	(3,287)
Payment of principal portion of lease liabilities	9	(1,676)	(395)
Dividends paid – Promissory note	10	(10,000)	(5,000)

Net cash flows used in financing activities		$(29,958)	$(366)

Net (decrease)/increase in cash and cash equivalents		(14,210)	20,201

Cash and cash equivalents at January 1		49,864	32,580

Cash and cash equivalents at September 30		$35,654	$52,781

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Non-cash investing and financing activities:
Tangible assets unpaid	5	$(2,440)	$—
Transfers from assets under construction to tangible assets	5	$1,907	$—
Capitalized interest	5	$356	$—
Acquisition of Vimalcor	2	$(200)	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 1: CORPORATE INFORMATION

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest infrastructure and logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on the cabotage trades along the southeastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges, and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers, as well as users of refined petroleum products. As of September 30, 2023, Navios Maritime Holdings Inc. (“Navios Holdings”) owned 63.8% of Navios Logistics’ stock.

NOTE 2: BASIS OF PREPARATION, ACCOUNTING POLICIES AND SIGNIFICANT FACTORS AFFECTING THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(a)	Basis of Preparation

The unaudited condensed consolidated financial statements of Navios Logistics have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), and present the financial position, results of operations and cash flows of the Company on a going-concern basis.

These unaudited condensed consolidated financial statements do not include all information and disclosures required for the annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020.

The unaudited condensed consolidated financial statements have been prepared on a historical cost basis, except where fair value accounting is specifically required by IFRS, as explained in the accounting policies below. The unaudited condensed consolidated financial statements are presented in U.S. dollars, which is also the currency of the Company’s primary economic environment and the functional currency of the majority of the Company’s subsidiaries. All values are rounded to the nearest thousand (U.S.D. 000), except when otherwise indicated.

On December 14, 2023, the unaudited condensed consolidated financial statements as of and for the three- and nine-month period ended September 30, 2023 were authorized for issue by the Board of Directors.

(b)	Going concern

In considering whether it is appropriate to prepare the financial statements on a going-concern basis, management has reviewed the Company’s future cash requirements, covenant compliance and earnings projections. As of September 30, 2023, the Company’s current assets totaled $96,507, while current liabilities totaled $89,033, resulting in a positive working capital position of $7,474.

Management anticipates that the Company’s primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. Management believes that these sources of funds will be sufficient for the Company to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going-concern basis.

(c)	Basis of Consolidation

The unaudited condensed consolidated financial statements comprise the financial statements of Navios Logistics and its subsidiaries. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

(d)	New standards, interpretations and amendments adopted by the Company

The accounting standards and methods of computation used in the preparation of the unaudited condensed consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements for the year ended December 31, 2022, and have been consistently applied in all periods presented in this report except for the following IFRSs, which the Company adopted as of January 1, 2023. Amendments and interpretations that apply for the first time in 2023 do not have a significant impact on the unaudited condensed consolidated financial statements of the Company for the nine-month period ended September 30, 2023. These impacts are also disclosed below.

•	IFRS 17 Insurance Contracts

The IASB issued IFRS 17 in May 2017 as the replacement for IFRS 4 Insurance Contracts. It requires a current measurement model where estimates are remeasured in each reporting period. Contracts are measured using the building blocks of: (i) discounted probability-weighted cash flows; (ii) an explicit risk adjustment, and (iii) a contractual service margin (CSM) representing the unearned profit of the contract that is recognized as revenue over the coverage period. The standard allows a choice between recognizing changes in discount rates either in the statement of profit or loss, or directly in other comprehensive income. The amendments deferred the application date of IFRS 17 to January 1, 2023.

•	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

The IASB amended IAS 1 to require entities to disclose their material rather than their significant accounting policies. The amendments define what material accounting policy information is and explain how to identify when accounting policy information is material. They further clarify that immaterial accounting policy information does not need to be disclosed. If it is disclosed, it should not obscure material accounting information. To support this amendment, the IASB also amended IFRS Practice Statement 2, Making Materiality Judgements, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

•	Definition of Accounting Estimates – Amendments to IAS 8

The amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, clarifies how companies should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important, because changes in accounting estimates are applied prospectively to future transactions and other future events, whereas changes in accounting policies are generally applied retrospectively to past transactions and other past events, in addition to the current period.

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

The amendments to IAS 12 Income Taxes require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible, temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations, and will require the recognition of additional deferred tax assets and liabilities. The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognize deferred tax assets (to the extent that it is probable that they can be utilized) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with: (i) right-of-use assets and lease liabilities; and (ii) decommissioning, restoration and similar liabilities, with the corresponding amounts recognized as part of the cost of the related assets. The cumulative effect of recognizing these adjustments is recognized in retained earnings, or another component of equity, as appropriate. IAS 12 did not previously address how to account for the tax effects of on-balance-sheet leases and similar transactions, and various approaches were considered acceptable. Some entities may have already accounted for such transactions consistent with the new requirements. These entities will not be affected by the amendments.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

(e)	Impact of Standards issued but not yet effective and not early adopted by the Company

The Company has not adopted any of the following standards, interpretations or amendments that have been issued but are not yet effective. In addition, the Company assessed all standards, interpretations and amendments issued but not yet effective, and concluded that they will not have a significant impact on the Company’s unaudited condensed consolidated financial statements.

•	Non-current liabilities with covenants – Amendments to IAS 1

Amendments made to IAS 1, Presentation of Financial Statements, in 2020 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). The amendments also clarified what IAS 1 means when it refers to the ‘settlement’ of a liability. The amendments were due to be applied starting on January 1, 2022. However, the effective date was subsequently deferred to January 1, 2023 and then further deferred to January 1, 2024. In October 2022, the IASB made further amendments to IAS 1 in response to concerns raised about these changes to the classification of liabilities as current or non-current. The new amendments clarify that covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must comply with the covenants only after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current, even if the covenant is tested for compliance only after the reporting date. The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include: (i) the carrying amount of the liability; (ii) information about the covenants; and (iii) facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants. The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. Special transitional rules apply if an entity had early adopted the 2020 amendments regarding the classification of liabilities as current or noncurrent. The Company estimates that its application will not have a significant impact on the Company’s consolidated financial statements.

•	Lease liability in sale and leaseback – amendments to IFRS 16

In September 2022, the IASB finalized narrow-scope amendments to the requirements for sale and leaseback transactions in IFRS 16, Leases, which explain how an entity accounts for a sale and leaseback after the date of the transaction. The amendments specify that, in measuring the lease liability subsequent to the sale and leaseback, the seller-lessee determines ‘lease payments’ and ‘revised lease payments’ in a way that does not result in the seller-lessees recognizing any amount of the gain or loss that relates to the right of use that it retains. This could particularly impact sale and leaseback transactions where the lease payments include variable payments that do not depend on an index or a rate. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, but they may be adopted prior to that date. The Company estimates that its application will not have a significant impact on the Company’s consolidated financial statements.

(f)	Accounting policies and the use of estimates

The preparation of the unaudited condensed consolidated financial statements, in accordance with IFRS, requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated financial statements, are disclosed where considered necessary. Estimates and judgements are discussed in detail in Note 2(z) in the annual consolidated financial statements for the year ended December 31, 2022. Such estimates and judgments are continuously evaluated and are based on historical experience and other factors, including expectations of future events, as assessed to be reasonable under the then-current circumstances.

During the second quarter of 2023, the Company changed its accounting policy on foreign exchange differences recognized in the unaudited condensed consolidated statements of profit. Following this change, the foreign exchange gains and losses are presented in the same line item as the underlying transaction. Total impact for the nine-month periods ended September 30, 2023 and 2022 was $1,374 and $540, respectively. The impact of the amounts reclassified to each underlying item was not material for all prior periods presented.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Asset Acquisitions: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction is a purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with IFRS 3, Business Combinations, the Company first evaluates whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If that threshold is met, the set of assets and activities is not a business. If the threshold is not met, the Company evaluates whether the set meets the definition of a business. To be considered a business, a set must include an input and a substantive process that together significantly contribute to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their fair values on the acquisition date. For asset acquisitions, the net assets acquired should be measured following a cost accumulation and allocation model under which the cost of the acquisition is allocated on a relative fair value basis to the qualifying assets acquired. In May 2023, the Company completed the acquisition of the stock of Vimalcor S.A. (“Vimalcor”) for a purchase price of $1,600. This was classified as an asset acquisition; the main asset acquired is the right of use of a plot of land in the port of Montevideo (refer to Note 6 and Note 9).

(g)	Seasonality

Certain of Navios Logistics’ businesses have seasonal aspects, and seasonality affects the results of Navios Logistics’ operations and revenues, particularly in the first and last quarters of each year. The high season for the Dry Port Terminals’ Uruguayan operations occurs from April to September and is linked to the South American harvest and the arrival of barges down the river. The high season for the Barge Business is between February and July as a result of the South American harvest and higher river levels. During the South American late spring and summer, mainly from November to January, the low water level in the northern Hidrovia waterway could adversely affect operations of the Barge Business and the volumes it transports. To the extent water levels are insufficient to accommodate the draft of a heavily laden vessel, a vessel may be only partially loaded, generating lower revenue under agreements where revenue is based on volume of cargo loaded. If water levels on a waterway are too low, vessels may be entirely prevented from loading and navigating. In addition, low water levels create difficult navigation conditions, causing voyages to last longer resulting in increased voyage expenses. Such circumstances reduce the overall effective available carrying capacity of the vessel for the year.

Navios Logistics’ Liquid Port Terminal and its Cabotage Business are not significantly affected by seasonality, as their operations are primarily linked to refined petroleum products, and thus not significantly affected by water levels.

NOTE 3: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company for which separate financial information is available and regularly evaluated by the chief operating decision-makers to decide how to allocate resources and assess performance. Chief operating decision-makers use profit to evaluate operating performance of each segment. Accounting guidance also establishes standards for related disclosures about a company’s products and services, geographical areas of operation, and major customers. The Company has determined that its reportable segments are the same as those used in the Company’s internal reporting.

Navios Logistics has three reportable segments: the Port Terminal Business, the Cabotage Business and the Barge Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

The Port Terminal Business segment

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

(i) Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal facilities in Uruguay based on throughputs. Its dry port terminal operations comprise two port terminals, one for agricultural and forest-related exports (the “Grain Port Terminal”) and one for mineral-related exports (the “Iron Ore Port Terminal,” together with the Grain Port Terminal, the “Dry Port Terminals”), which are both located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers.

(ii) Liquid port terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil, and gas (the “Liquid Port Terminal”) in San Antonio, Paraguay, approximately 17 miles by river from the Paraguayan capital of Asuncion. The Liquid Port Terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay, based on storage capacity. In addition, since October 2022, Navios Logistics has been providing bunkering services using floating storage capacity in the port of Nueva Palmira.

The Cabotage Business segment

Navios Logistics owns and operates ocean-going vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of five ocean-going product tanker vessels and a river and estuary tanker vessel. Navios Logistics contracts its vessels operating in the Cabotage Business segment either on a time-charter basis or on a contract of affreightment (“CoA”) basis.

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats, and wet and dry barges for delivery of a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America. Navios Logistics contracts its vessels operating in the Barge Business segment either on a time-charter basis or on a CoA basis.

Inter-segment transactions, if any, are accounted for at current market prices.

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Cabotage Business segment and the Barge Business segment, for the three- and nine-month periods ended September 30, 2023 and 2022:

	Nine month period ended September 30, 2023
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$100,287	$37,864	$87,366	$225,517
Cost of sales	(44,230)	(34,999)	(72,196)	(151,425)

Gross profit	$56,057	$2,865	$15,170	$74,092

Administrative expenses	(3,470)	(2,303)	(8,685)	(14,458)
Other operating income	64	—	922	986
Other operating expenses	(291)	(1,253)	(2,784)	(4,328)
Allowance for expected credit losses on financial	(392)	—	—	(392)

Operating profit/(loss)	$51,968	$(691)	$4,623	$55,900

Finance income	463	170	506	1,139
Finance costs	(19,494)	(7,062)	(20,980)	(47,536)
Other financial results	—	1,349	403	1,752

Profit/(loss) before tax	$32,937	$(6,234)	$(15,448)	$11,255

Income tax (expense)/benefit	—	(961)	310	(651)

Profit/(loss) for the period	$32,937	$(7,195)	$(15,138)	$10,604

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

	Nine month period ended September 30, 2022
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$91,859	$40,119	$69,908	$201,886
Cost of sales	(24,687)	(35,523)	(76,507)	(136,717)

Gross profit/(loss)	$67,172	$4,596	$(6,599)	$65,169

Administrative expenses	(2,815)	(1,857)	(7,274)	(11,946)
Other operating income	—	257	866	1,123
Other operating expenses	(1)	(1,621)	(2,136)	(3,758)
Allowance for expected credit losses on financial	—	—	(240)	(240)

Operating profit/(loss)	$64,356	$1,375	$(15,383)	$50,348

Finance income	64	26	73	163
Finance costs	(18,658)	(7,390)	(20,730)	(46,778)
Other financial results	—	—	3,798	3,798

Profit/(loss) before tax	$45,762	$(5,989)	$(32,242)	$7,531

Income tax (expense)/benefit	—	(324)	393	69

Profit/(loss) for the period	$45,762	$(6,313)	$(31,849)	$7,600

	Three month period ended September 30, 2023
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$32,946	$13,647	$32,291	$78,884
Cost of sales	(16,866)	(12,166)	(26,051)	(55,083)

Gross profit	$16,080	$1,481	$6,240	$23,801

Administrative expenses	(1,056)	(701)	(2,638)	(4,395)
Other operating income	32	—	507	539
Other operating expenses	(190)	(316)	(1,410)	(1,916)

Operating profit	$14,866	$464	$2,699	$18,029

Finance income	135	46	144	325
Finance costs	(6,334)	(2,272)	(6,945)	(15,551)
Other financial results	—	1,349	403	1,752

Profit/(loss) before tax	$8,667	$(413)	$(3,699)	$4,555

Income tax benefit	—	(427)	445	18

Profit/(loss) for the period	$8,667	$(840)	$(3,254)	$4,573

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

	Three month period ended September 30, 2022
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$33,048	$16,006	$25,080	$74,134
Cost of sales	(8,425)	(14,689)	(29,352)	(52,466)

Gross profit/(loss)	$24,623	$1,317	$(4,272)	$21,668

Administrative expenses	(970)	(641)	(2,509)	(4,120)
Other operating income	—	223	298	521
Other operating expenses	(73)	(837)	(503)	(1,413)
Allowance for expected credit losses on financial	—	—	(12)	(12)

Operating profit/(loss)	$23,580	$62	$(6,998)	$16,644

Finance income	42	17	48	107
Finance costs	(6,350)	(2,377)	(6,798)	(15,525)

Profit/(loss) before tax	$17,272	$(2,298)	$(13,748)	$1,226

Income tax (expense)/benefit	—	(12)	394	382

Profit/(loss) for the period	$17,272	$(2,310)	$(13,354)	$1,608

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not practicable to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels, including constructions in progress, amounted to $310,239 and $315,667 as of September 30, 2023 and December 31, 2022, respectively.

All the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of tangible assets for the Port Terminal Business segment amounted to $202,913 and $196,587 as of September 30, 2023 and December 31, 2022, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $7,541 and $8,873 as of September 30, 2023 and December 31, 2022, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $37,810 and $37,320 as of September 30, 2023 and December 31, 2022, respectively.

Goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the Port Terminal Business, the Barge Business and the Cabotage Business, respectively, for all periods presented.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 4: REVENUE, COST OF SALES AND ADMINISTRATIVE EXPENSES

4.1 Disaggregated revenue information

An analysis of the Company’s revenue from contracts with customers by stream of revenue is presented below:

	Nine month period ended September 30, 2023	Nine month period ended September 30, 2022	Three month period ended September 30, 2023	Three month period ended September 30, 2022
COA/Voyage revenues	$61,457	$68,046	$22,695	$23,720
Time chartering revenues non-lease component	35,071	17,816	12,770	7,343
Dry port terminal revenues	69,797	77,084	20,955	29,093
Storage fees (dry port) revenues	201	2,130	99	(43)
Dockage revenues	7,152	5,120	2,496	2,013
Sale of products revenues-liquid port terminal	16,874	2,009	7,110	115
Liquid port terminal revenues	4,177	4,636	1,460	1,561
Other dry port terminal revenue	2,086	880	826	309
Turnover tax-non lease component	(558)	(370)	(191)	(127)

Revenue from contracts with customers	$196,257	$177,351	$68,220	$63,984
Time chartering revenues lease component	$29,733	$25,055	$10,826	$10,327
Turnover tax-lease component	(473)	(520)	(162)	(177)

Total revenue	$225,517	$201,886	$78,884	$74,134

4.2 Contract balances

	September 30, 2023	December 31, 2022
Trade receivables from contract with customers	$30,368	$45,962
Contract assets	$1,130	$532
Contract liabilities	$2,385	$4,413

Trade receivables from contracts with customers represents net amounts receivable from customers in respect of voyage charters, port terminals, and in respect of time charters for the non-lease (service component) of the receivable. Trade receivable consisted of the following:

	September 30, 2023	December 31, 2022
Receivables from third party customers	$33,514	$49,309
Allowance for expected credit losses	(3,146)	(3,347)

Total trade receivables	$30,368	$45,962

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Movement in the allowance for expected credit losses of trade receivables is analyzed as follows:

Balance as at January 1, 2023	$(3,347)

Allowance for expected credit losses	(392)
Utilized provision	593

Balance as at September 30, 2023	$(3,146)

Balance as at January 1, 2022	$(3,275)

Allowance for expected credit losses	(240)
Utilized provision	248

Balance as at September 30, 2022	$(3,267)

Contract assets represent amounts from contracts with customers that reflect services transferred to customers before payment or consideration is due. Specifically, contract assets represent the freight, demurrage, deviation and other amounts receivable from charterers for the completed voyage performance as at the period end. The balances of contract assets vary and depend on ongoing voyage charters at period end.

Contract liabilities represent the performance due to a customer for the remaining voyage as at the period end. This may happen in instances where the customer has made an advance payment before the completion of the voyage as of the period end date. The balances of contract liabilities vary and depend on advance payments received at period end.

4.3 Cost of Sales

Cost of sales for the three- and nine-month periods ended September 30, 2023 and 2022 were as follows:

	Nine month period ended September 30, 2023	Nine month period ended September 30, 2022	Three month period ended September 30, 2023	Three month period ended September 30, 2022
Time charter, voyage and port terminal expenses	$46,220	$51,125	$16,507	$20,004
Direct vessel expenses	59,117	53,456	22,203	19,935
Cost of products sold-Liquid Port Terminal	15,654	1,867	6,828	155
Depreciation and amortization	28,783	27,074	9,545	9,177
Impairment loss	1,651	3,195	—	3,195

Total cost of sales	$151,425	$136,717	$55,083	$52,466

4.4 Administrative expenses

Administrative expenses for the three- and nine-month periods ended September 30, 2023 and 2022 were as follows:

	Nine month period ended September 30, 2023	Nine month period ended September 30, 2022	Three month period ended September 30, 2023	Three month period ended September 30, 2022
Payroll and related costs	$5,731	$4,809	$1,683	$1,652
Professional fees	2,951	3,510	1,010	1,306
Other expenses	5,198	2,823	1,508	879
Depreciation	578	804	194	283

Total	$14,458	$11,946	$4,395	$4,120

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 5: TANGIBLE FIXED ASSETS AND ASSETS UNDER CONSTRUCTION

Tangible assets

Vessels, port terminals and other fixed assets, net consist of the following:

Tanker vessels, barges and pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2023	$541,159	$(240,466)	$300,693

Additions	11,268	(14,931)	(3,663)
Disposal of vessels	(938)	506	(432)
Sale of vessel	(3,878)	—	(3,878)
Impairment loss	(2,038)	1,121	(917)

Balance September 30, 2023	$545,573	$(253,770)	$291,803

Deferred dry dock and special survey costs	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2023	$66,683	$(51,709)	$14,974

Additions	7,071	(4,393)	2,678
Impairment loss	(1,947)	1,213	(734)

Balance September 30, 2023	$71,807	$(54,889)	$16,918

Dry port terminals	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2023	$231,341	$(55,467)	$175,874

Additions	1,752	(5,617)	(3,865)
Transfers from asset under construction	3,198	—	3,198

Balance September 30, 2023	$236,291	$(61,084)	$175,207

Oil storage plant and port facilities for liquid cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2023	$31,231	$(13,829)	$17,402

Additions	37	(312)	(275)

Balance September 30, 2023	$31,268	$(14,141)	$17,127

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2023	$8,673	$(6,330)	$2,343

Additions	738	(129)	609
Write-down	(33)	—	(33)

Balance September 30, 2023	$9,378	$(6,459)	$2,919

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Total	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2023	$879,087	$(367,801)	$511,286

Additions	20,866	(25,382)	(4,516)
Disposal of vessel	(938)	506	(432)
Sale of vessel	(3,878)	—	(3,878)
Impairment loss	(3,985)	2,334	(1,651)
Transfers from asset under construction	3,198	—	3,198
Write-down	(33)	—	(33)

Balance September 30, 2023	$894,317	$(390,343)	$503,974

In August 2023, the Company completed the sale of the He Man H to an unrelated third party. The impairment loss amounted to $1,651 and is included in the unaudited consolidated statements of profit under the caption “Cost of sales.”

Certain assets of the Company have been pledged as collateral for the 2025 Notes (as defined herein) and loan facilities. As of September 30, 2023 and December 31, 2022, the net book value of such assets was $103,370 and $111,797, respectively.

Since 2018, Navios Logistics has acquired approximately 9.0 hectares of undeveloped land located in Port Murtinho, Brazil, for a total cost of $1,580. Navios Logistics plans to develop this land for its port operations.

Assets under construction

During the second quarter of 2023, Navios Logistics completed the construction of a new iron ore stockpile area in its Iron Ore Port Terminal for a total cost of $3,198 that was transferred to “Tangible assets” in its unaudited condensed consolidated statement of financial position. As of December 31, 2022, Navios Logistics has paid $1,907 for the construction of the new stockpile area in its Iron Ore Port Terminal, which is included under the caption “Assets under construction” in its unaudited condensed consolidated statement of financial position.

As of September 30, 2023 and December 31, 2022, Navios Logistics has paid $884 and $807, respectively, for capitalized expenses for the development of its port operations in the Port Murtinho region of Brazil, which is included under the caption “Assets under construction” in its unaudited condensed consolidated statement of financial position.

As of September 30, 2023 and December 31, 2022, Navios Logistics has paid $5,242 and $597, respectively, for the construction of a crane in the Iron Ore Port Terminal, which is included under the caption “Assets under construction” in its unaudited condensed consolidated statement of financial position. Capitalized interest included under the caption “Assets under construction” for the construction of a crane was $288 as of September 30, 2023.

As of September 30, 2023, Navios Logistics has paid $2,788 for the development of a new liquid terminal in Nueva Palmira, which is included under the caption “Assets under construction” in its unaudited condensed consolidated statement of financial position. Capitalized interest included under the caption “Assets under construction” for the development of a new liquid terminal in Nueva Palmira was $60 as of September 30, 2023.

As of September 30, 2023, Navios Logistics has paid $1,309 for the expansion of its infrastructure in its Iron Ore Port Terminal, which is included under the caption “Assets under construction” in its unaudited condensed consolidated statement of financial position. Capitalized interest included under the caption “Assets under construction” for the Iron Ore Port Terminal expansion was $8 as of September 30, 2023.

In September 2023, the Company entered into a five-year finance leasing contract for the construction of twelve barges to be delivered no later than the end of the first quarter of 2024 (the “Twelve Finance Lease Barges”). As of September 30, 2023, the Company paid an amount of $1,518 relating to the deposit for the construction of the twelve barges constructed pursuant to the Twelve Finance Lease Barges contract, which is included under the caption “Assets under construction” in its unaudited condensed consolidated statement of financial position. Upon delivery of each barge, the Company will record an asset at an amount equal to the finance lease liability increased by the deposits paid for the construction of the Twelve Finance Lease Barges (please see Note 13 “Commitments and Contingencies”).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 6: INTANGIBLES

Intangible assets other than goodwill

Intangible assets as of September 30, 2023 and December 31, 2022 consisted of the following:

Following the completion of the Vimalcor acquisition in May 2023, the Company recognized an intangible asset of $1,329, relating to the port-terminal-operating right to be amortized until January 2029.

September 30, 2023	Acquisition Cost	Additions	Accumulated Amortization	Net Book Value
Port terminal operating rights	$53,152	$1,329	$(16,671)	$37,810
Customer relationships	36,120	—	(28,579)	7,541

Total intangible assets	$89,272	$1,329	$(45,250)	$45,351

December 31, 2022	Acquisition Cost	Accumulated Amortization	Net Book Value
Port terminal operating rights	$53,152	$(15,832)	$37,320
Customer relationships	36,120	(27,247)	8,873

Total intangible assets	$89,272	$(43,079)	$46,193

Amortization expense for the three- and nine-month periods ended September 30, 2023 amounted to $752 and $2,171, respectively ($694 and $2,080 for the three- and nine-month-periods ended September 30, 2022, respectively).

The aggregate amortization of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Port terminal operating rights	$1,229	$1,229	$1,229	$1,229	$1,114	$31,780	$37,810
Customer relationships	1,775	1,775	1,775	1,775	441	—	7,541

Total	$3,004	$3,004	$3,004	$3,004	$1,555	$31,780	$45,351

Goodwill

Goodwill resulting from business acquisitions amounted to $104,096 as of September 30, 2023 and December 31, 2022.

NOTE 7: ISSUED CAPITAL AND RESERVES

Share capital

As of September 30, 2023 and December 31, 2022, the Company has issued 20,000 shares of common stock, with a par value of $1.00.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 8: INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings consist of the following:

	September 30, 2023	December 31, 2022	Interest Rate	Maturity
Notes Payable	$4,055	$5,152	LIBOR(3)	November 2, 2024(1)
Seller’s credit for the construction of six liquid barges	3,101	2,911	Fixed rate of 8.5%	November 16, 2025(2)
2022 BBVA Facility	8,147	7,900	Fixed rate of 4.25%	July 1, 2025
2022 Term Bank Loan	1,400	1,400	SOFR plus 3.15%	May 18, 2025
Seller’s credit agreement for the acquisition of the 2020 Fleet	5,000	5,000	Fixed rate of 5.00%	March 22, 2024
Santander Facility	1,249	1,211	Fixed rate of 4.20%	March 7, 2026

Current portion of interest-bearing loans and borrowings	22,952	23,574

2025 Notes	500,000	500,000	Fixed rate of 10.75%	July 1, 2025
Notes Payable	147	2,525	LIBOR(3)	November 2, 2024(1)
Seller’s credit for the construction of six liquid barges	3,666	5,842	Fixed rate of 8.5%	November 16, 2025(2)
2022 BBVA Facility	8,488	14,630	Fixed rate of 4.25%	July 1, 2025
2022 Term Bank Loan	3,850	4,900	SOFR plus 3.15%	May 18, 2025
Seller’s credit agreement for the acquisition of the 2020 Fleet	—	5,000	Fixed rate of 5.00%	March 22, 2024
Santander Facility	1,972	2,914	Fixed rate of 4.20%	March 7, 2026

Non-current portion of interest-bearing loans and borrowings	518,123	535,811

Less: deferred finance costs	(8,818)	(12,090)

Total interest-bearing loans and borrowings, net	$532,257	$547,295

(1)	Includes 32 different drawdown events; the maturity date for each such drawdown event is on the 16th semi-annual installment payment date following the drawdown event.
(2)	Includes six different drawdown events, corresponding to six different barges; the maturity date for each such drawdown event is on the 20th quarterly installment payment date.
(3)	The Company pays interest based on the Secured Overnight Financing Rate (“SOFR”) plus Credit Adjusted Spread (“CAS”), effective July 1, 2023.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

2025 Notes

On July 8, 2020, Navios Logistics and its wholly owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $500,000 in aggregate principal amount of senior secured notes due 2025 (“the 2025 Notes”), at a fixed rate per annum of 10.75%.

The 2025 Co-Issuers have the option to redeem the 2025 Notes in whole or in part, at any time on or after August 1, 2023, at a fixed price of 102.688%, and at par on or after August 1, 2024 plus in each case accrued and unpaid interest, if any. The Co-Issuers may also redeem all, but not less than all, of the 2025 Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Co-Issuers may be required to offer to purchase 2025 Notes from holders at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Notes are senior secured obligations of the Co-Issuers. The 2025 Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Company’s direct and indirect subsidiaries, other than Logistics Finance. As of September 30, 2023, the 2025 Notes were secured by: (i) first priority ship mortgages on three tanker vessels servicing the Company’s Cabotage Business (the (1) Elena H, (2) Makenita H and (3) Sara H) owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance, together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor; and (ii) an assignment by way of security of the Vale port contract (collectively, the “Collateral”). Upon the sale of the tanker vessel He Man H in August 2023, the vessel was released from the Collateral, and the net proceeds from the sale of $3,732 were deposited in an escrow account and constitute cash collateral held for the benefit of the holders of the 2025 Notes.

The indenture governing the 2025 Notes contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their restricted subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets, and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Notes also contains customary events of default.

As of September 30, 2023 and December 31, 2022, deferred finance costs associated with the 2025 Notes amounted to $8,769 and $12,018, respectively. Finance costs associated with the 2025 Notes amounted to $13,438 and $40,313 for the three- and nine-month periods ended September 30, 2023, respectively, and $13,438 and $40,313 for the three- and nine-month periods ended September 30, 2022, respectively, and is included in the unaudited condensed consolidated statement of profit under the caption “Finance costs.”

Other credit facilities

During the nine-month period ended September 30, 2023, the Company paid $18,282 related to scheduled repayment installments under its secured credit facilities. During the nine-month period ended September 30, 2022, the Company paid $31,971 related to scheduled repayment installments under its secured credit facilities. There were no proceeds from interest-bearing loans and borrowings for the nine-month period ended September 30, 2023. During the nine-month period ended September 30, 2022, the proceeds from interest-bearing loans and borrowings were $37,000.

Finance costs associated with the other credit facilities amounted to $636 and $2,137 for the three- and nine-month periods ended September 30, 2023, respectively, and $790 and $2,229 for the three- and nine-month periods ended September 30, 2022, respectively. These amounts are included in the unaudited condensed consolidated statement of profit under the caption “Finance costs.” As of September 30, 2023 and December 31, 2022, the unamortized deferred finance costs associated with the 2022 Term Bank Loan amounted to $49 and $72, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

The Company is subject to certain covenants, commitments, limitations and restrictions in connection with the 2025 Notes and its loan obligations and other long-term liabilities. The Company was in compliance with all such covenants as of September 30, 2023.

The annualized weighted average interest rates of the Company’s total interest-bearing loans and borrowings were 10.39% and 10.33% for the three- and nine-month periods ended September 30, 2023, respectively, and 10.11% and 10.15% for the three- and nine-month periods ended September 30, 2022, respectively.

As of September 30, 2023 and December 31, 2022, an amount of $9,412 and $23,179, respectively, is included under the caption “Trade and other payables” in the Company’s unaudited condensed consolidated statement of financial position related to accrued interest from its interest-bearing loans and borrowings.

The maturity table below reflects future payments in respect of the Company’s long-term interest-bearing loans and borrowings and interest outstanding as of September 30, 2023, for the next years and thereafter, based on the repayment schedule of the 2025 Notes and loan facilities (as described above).

Year	Amount in thousands of U.S. dollars
September 30, 2024	78,431
September 30, 2025	557,783
September 30, 2026	1,229

Total	$637,443

NOTE 9: LEASES

Company as a lessee

The Company has lease contracts for land and offices used in its operations. Leases of land generally have an average lease term of 42.6 years with extension option attached, while office lease agreements generally have lease terms between 0.1 and 3.1 years.

The Company also has certain leases of offices with lease terms of 12 months or fewer and other low-value office equipment. The Company applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

On April 28, 2022, the Company entered into a five-year finance leasing contract for eight liquid barges. As of September 30, 2023, all eight liquid barges were delivered to Navios Logistics and have an average lease term of 4.4 years.

As a result of the Vimalcor acquisition, completed in May 2023, the Company currently has the right of use to a plot of land in the Port of Montevideo, and recorded a right-of-use asset at an amount equal to the finance lease liability amounting to $1,502. The concession expires in January 2029.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Land	Office buildings	Liquid Barges	Total right of use assets
Balance as at January 1, 2023	$7,361	$804	$2,683	$10,848

Lease reassessment	527	—	—	527
Additions	1,502	178	8,007	9,687
Depreciation expense	(304)	(436)	(1,068)	(1,808)

Balance as at September 30, 2023	$9,086	$546	$9,622	$19,254

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

An analysis of the lease liabilities is as follows:

2023
At January 1,	$11,761
Lease reassessment	527
Additions	9,687
Accretion of interest	951
Payments	(2,626)

At September 30,	$20,300

Current	$3,452
Non-current	$16,848

The maturity table of the undiscounted cash flows of the lease liabilities is presented below:

	Less than 1 year	Between 1 and 5 years	Over 5 years	Total
Lease Liability	$4,114	$12,406	$25,119	$41,639

The table below presents the components of the Company’s lease expense for the three- and nine-month periods ended September 30, 2023 and 2022:

	Nine month period ended September 30, 2023	Nine month period ended September 30, 2022	Three month period ended September 30, 2023	Three month period ended September 30, 2022
Depreciation expense of right-of-use assets	$1,808	$523	$754	$186
Interest expense on lease liabilities	951	539	361	181
Expense relating to short-term leases	2,889	3,040	868	1,019

Total	$5,648	$4,102	$1,983	$1,386

Liquid Barges

On April 28, 2022, the Company entered into a five-year finance leasing contract for eight liquid barges, to be delivered from the fourth quarter of 2022 through the end of second quarter of 2023. The finance lease contract for each barge delivered is payable in 60 consecutive monthly payments of $26 each, commencing on the delivery date of the applicable barge. At expiration, the Company will have the ability to exercise the purchase option for these barges, or to extend the term of the finance leasing contract.

In December 2022, two of the eight liquid barges were delivered. The Company recorded a right-of-use asset at an amount equal to the finance lease liability amounting to $2,683. The finance lease with respect to each barge delivered is repayable in 60 consecutive monthly payments of approximately $26 each. The agreement for the two finance leases matures in the fourth quarter of 2027.

During the first quarter of 2023, three additional liquid barges were delivered. The Company recorded a right-of-use asset at an amount equal to the finance lease liability amounting to $4,010. The finance lease with respect to each barge delivered is repayable in 60 consecutive monthly payments of approximately $26 each. One of the agreements matures in the fourth quarter of 2027 and two in the first quarter of 2028.

During the second quarter of 2023, the remaining three liquid barges under the finance lease contract were delivered. The Company recorded a right-of-use asset at an amount equal to the finance lease liability amounting to $3,997. The finance lease

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

with respect to each barge delivered is repayable in 60 consecutive monthly payments of approximately $26 each and mature in the second quarter of 2028.

Company as a lessor

The Company through its subsidiaries entered into time charter agreements with aggregate hire receivables (contracted revenue), comprising lease revenue and service revenue (see Note 4.1). There are no significant variable lease payments in relation to these agreements.

NOTE 10: RELATED PARTY DISCLOSURES

As of September 30, 2023 and December 31, 2022, the amounts due to affiliate companies were as follows:

	September 30, 2023	December 31, 2022
Peers Business Inc. (Other related party)	$—	$(10,000)
Navios Shipmanagement Inc. (Other related party)	(3,591)	(1,319)

Total	$(3,591)	$(11,319)

Amounts due to affiliate companies do not accrue interest and do not have a specific due date for their settlement.

Administrative expenses: On August 29, 2019, Navios Logistics entered into an assignment agreement with Navios Corporation (“NC”) and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between Navios Logistics and Navios Holdings on April 12, 2011, first assigned to NC on May 28, 2014 and subsequently amended on April 6, 2016 and January 1, 2022 (extending the term of the agreement to January 1, 2027), was assigned from NC to NSM. Since the assignment, NSM continues to provide certain administrative management services to Navios Logistics. NSM is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total administrative expenses charged for the three- and nine-month periods ended September 30, 2023 amounted to $728 and $2,183, respectively, and $286 and $858 for the three- and nine-month periods ended September 30, 2022, respectively.

Promissory note: On July 30, 2021, the Company issued a $20,000 promissory note to Grimaud (the “Promissory Note”). On July 30, 2021, Grimaud entered into an assignment agreement with Peers Business Inc. (“Peers”), whereby the Promissory Note was assigned to Peers. In February 2023, the Company paid the remaining balance of $10,000 in full and there is no remaining outstanding balance on the Promissory Note as of September 30, 2023.

Lodging and travel services: Navios Logistics obtains lodging and travel services from entities all partially owned by Claudio Pablo Lopez, Navios Logistics’ Vice Chairman. Total charges were $13 and $17, respectively, for the three- and nine-month periods ended September 30, 2023, and less than $0.1 million for each of the three- and nine-month periods ended September 30, 2022, respectively. Amounts payable amounted to $15 and nil as of September 30, 2023 and December 31, 2022, respectively.

Navios Logistics has entered into an agreement with NSM with effect as of October 1, 2023, for the leasing of its global office spaces. The agreement has a term of five years with fees of $35.6 per month for the first year of the contract increasing thereafter 5% per annum for the second, third, and fourth years, and 3% for the fifth year. The Conflicts Committee of Navios Logistics has approved the transaction.

In October 2023, Navios Logistics agreed to charter-in the Navios Vega, a 2009-built Ultra-Handymax vessel, following her modification to a ship-to-ship transhipper vessel, from Navios Maritime Partners L.P. for a period of five years at a rate of $25.8 net per day. This transaction was negotiated by, and unanimously approved by, the conflicts committee of Navios Logistics. Navios Vega is expected to be delivered in January 2024.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Employment Agreements - Compensation of key management personnel

The Company has an employment agreement with one management employee who is a non-controlling shareholder of the Company. This agreement stipulates, among other things, severance and benefit arrangements in the event of termination. In addition, the agreement includes confidentiality provisions and covenants not to compete. The agreement renews automatically for successive one-year periods until either party gives 90 days’ written notice of its intention to terminate the agreement. The agreement calls for a base salary equal to $340 per year, plus annual bonuses and other incentives, provided certain performance targets were achieved. Under the agreement, the Company accrued compensation expense totaling $85 and $255 for the three- and nine-month periods ended September 30, 2023, respectively. For the three- and nine-month periods ended September 30, 2022, the Company had three employment agreements in place and the accrued compensation expense totaled $225 and $675, respectively.

Pursuant to the assignment agreement with NC and NSM, the latter provides certain administrative management services to Navios Logistics including the compensation of its directors and members of the Company’s senior management who are not employees of the Company. This compensation is included in the administrative expenses charged, which amounted to $728 and $2,183 for the three- and nine-month periods ended September 30, 2023, respectively, and $286 and $858 for the three- and nine-month periods ended September 30, 2022, respectively.

NOTE 11: FAIR VALUE MEASUREMENT

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the unaudited condensed consolidated financial position for interest bearing deposits approximate their fair values because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the unaudited condensed consolidated financial position for interest-bearing deposits approximate their fair values because of the short maturity of these investments.

Notes Payable: The Notes Payable are floating-rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

Interest-bearing loans and borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating-rate loans continues to approximate the fair value of such loans, excluding the effect of any deferred finance costs. The 2025 Notes, the 2022 BBVA Facility, the Santander Facility, the seller’s credit for the construction of six liquid barges and the seller’s credit agreement for the acquisition of the 2020 Fleet are fixed-rate borrowings and their fair value was determined based on quoted market prices.

The estimated fair values of the Company’s financial instruments are as follows:

	September 30, 2023		December 31, 2022
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$35,654	$35,654	$49,864	$49,864
Restricted cash	$3,732	$3,732	$300	$300
2025 Notes	$(491,231)	$(492,465)	$(487,982)	$(483,350)
Notes payable, including current portion	$(4,202)	$(4,202)	$(7,677)	$(7,677)
Other long-term indebtedness, including current portion	$(36,824)	$(36,824)	$(51,708)	$(51,708)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Fair Value Measurements

The estimated fair value of the Company’s financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at September 30, 2023
	Total	Level I	Level II	Level III
Cash and cash equivalents	$35,654	$35,654	$—	$—
Restricted cash	$3,732	$3,732	$—	$—
2025 Notes	$(492,465)	$(492,465)	$—	$—
Notes payable, including current portion(1)	$(4,202)	$—	$(4,202)	$—
Other long-term indebtedness, including current portion (1)	$(36,824)	$—	$(36,824)	$—

	Fair Value Measurements at December 31, 2022
	Total	Level I	Level II	Level III
Cash and cash equivalents	$49,864	$49,864	$—	$—
Restricted cash	$300	$300	$—	$—
2025 Notes	$(483,350)	$(483,350)	$—	$—
Notes payable, including current portion(1)	$(7,677)	$—	$(7,677)	$—
Other long-term indebtedness, including current portion (1)	$(51,708)	$—	$(51,708)	$—

(1)

The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities and takes into account the Company’s creditworthiness.

There were no changes in valuation techniques during the reporting periods presented, nor were there transfers between levels.

NOTE 12: EARNINGS PER SHARE (EPS)

Basic and diluted net earnings per share are computed using the weighted-average number of common shares outstanding. The computations of basic and diluted earnings per share for the three- and nine-month periods ended September 30, 2023 and 2022 respectively, are as follows:

	Nine month period ended September 30, 2023	Nine month period ended September 30, 2022	Three month period ended September 30, 2023	Three month period ended September 30, 2022
Profit attributable to Navios Logistics’ stockholders	$10,604	$7,600	$4,573	$1,608

Weighted average number of shares, basic and diluted	20,000	20,000	20,000	20,000

Net earnings per share from continuing operations: Basic and diluted	$0.53	$0.38	$0.23	$0.08

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

At September 30, 2023 and 2022, the Company had no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net earnings per share.

NOTE 13: COMMITMENTS AND CONTINGENCIES

Legal

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance obligations by a consolidated subsidiary of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 28, 2024.

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to two consolidated subsidiaries under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $847 and $519, respectively.

In September 2020, the Company agreed to a settlement regarding a storage and transshipment contract in the Grain Port Terminal for a total amount to be paid to the Company as a result of the settlement of $4,140, to be collected in three equal installments of $1,380 within each of June 2021, 2022 and 2023. In June 2021, 2022 and 2023, the Company collected the first, second and third installments.

In September 2023, the Company entered into a five-year finance leasing contract for the construction of the Twelve Finance Lease Barges. The Company assessed the lease classification criteria and concluded that the agreement is a finance lease. The obligation under the finance lease contract is payable in 60 consecutive monthly payments of $11 for each barge, commencing on the delivery date of the applicable barge. Upon the expiration of the contract, the Company will have the ability to exercise the purchase option for any of the twelve barges at a cost of $350 per barge. Upon delivery of each barge under the leasing contract, the Company will recognize a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the barge at the end of the lease period. As of September 30, 2023, the Company paid an amount of $1,518 relating to the deposit for the construction of the twelve barges constructed pursuant to the Twelve Finance Lease Barges contract, which is included under the caption “Assets under construction” in its unaudited condensed consolidated statement of financial position. For further information please see Note 5 “Tangible fixed assets and assets under construction.”

The Company is subject to legal proceedings, claims, and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of all such proceedings, claims and contingencies will have a material adverse effect on the Company’s unaudited condensed consolidated financial position, results of operations or cash flows.

NOTE 14: SUBSEQUENT EVENTS

In October 2023, Navios Logistics entered into a five-year finance leasing contract for the construction of six barges to be delivered no later than the end of the second quarter of 2024 (the “Six Finance Lease Barges”). The contract for the Six Finance Lease Barges have similar terms to terms of the finance lease contract for the Twelve Finance Lease Barges (as described above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2023	NAVIOS SOUTH AMERICAN LOGISTICS INC.

	By:	/s/ Georgios Akhniotis
Georgios Akhniotis
Chief Executive Officer